FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of December, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Summary of Financial Statements for the Six Months Ended September 30, 2010

2.	[English Translation]
         Overview of Business Results of MS&AD Insurance Group Holdings, Inc., Six Months Ended September 30, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: December 7, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010
November 19, 2010

Name of Listed Company:	MS&AD Insurance Group Holdings, Inc
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Consolidated Accounting Section, Accounting Department
Telephone : (03)-6202-5273

Date of filing of Quarterly Financial Report:	November 26, 2010
Date of starting payment of dividends:	December 10, 2010
(Note) Amounts are truncated.
1. Consolidated Business Results for the Six Months Ended September 30, 2010 (April 1, 2010 to September 30, 2010)
(1) Results of consolidated operations

	(Yen in millions)
	Ordinary income		Ordinary profit		Net income
Six months ended September 30, 2010	1,721,149	69.5%	70,515	(14.3)%	40,060	(29.5)%
Six months ended September 30, 2009	1,015,602	(2.2)%	82,234	—%	56,836	358.4%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

	(Yen)
		Net income per
	Net income per share	share -Diluted
Six months ended September 30, 2010	63.97	—
Six months ended September 30, 2009	135.55	—
(2) Consolidated financial conditions

	(Yen in millions)
			Net assets	Net assets
			less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of September 30, 2010	11,373,221	1,696,471	14.8%	2,714.59
As of March 31, 2010	7,519,625	1,311,082	17.3%	3,143.32

(Reference) Net assets less minority interests:	As of September 30, 2010:	¥1,688,290 million
	As of March 31, 2010:	¥1,304,332 million
2. Dividends

	Dividend per share (Yen)
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Year- end	Annual
Year ended March 31, 2010	—	27.00	—	27.00	54.00
Year ending March 31, 2011	—	27.00
Year ending March 31, 2011 (Forecast)			—	27.00	54.00

(Note) Changes in the dividend per share forecast for the fiscal year ending March 31, 2011, during the second quarter : None
3. Forecast for the Current Period (April 1, 2010 to March 31, 2011)-Consolidated

	(Yen in millions)
	Ordinary income		Ordinary profit		Net income		Net income per share (Yen)
Year ending March 31, 2011	3,360,000	71.2%	71,000	34.7%	40,000	6.3%	64.09

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Note) Changes in the forecast for the fiscal year ending March 31, 2011, during the second quarter : Yes

4. Other Information
(1) Significant changes in scope of consolidation during the second quarter : None
(2) Changes in accounting principle, procedure and presentation preparing the consolidated financial statements
1. Changes due to revision of accounting standard: Yes
2. Changes due to other than above: None
(3) The number of shares outstanding (Common stock)
1. The number of shares outstanding (including treasury stock)

As of September 30, 2010:	633,291,754 shares
As of March 31, 2010:	421,320,739 shares
2. The number of treasury stock

As of September 30, 2010:	11,361,868 shares
As of March 31, 2010:	6,367,110 shares
3. The average number of shares outstanding

For the six months ended September 30, 2010:	626,166,100 shares
For the six months ended September 30, 2009:	419,294,388 shares
(Reference) Summary of Non-Consolidated Financial Results
Non-consolidated Business Results for the Six Months Ended September 30, 2010 (April 1, 2010 to September 30, 2010)
(1) Results of operations

	(Yen in millions)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended September 30, 2010	30,307	111.6%	28,761	120.4%	28,765	120.1%	28,332	116.7%
Six months ended September 30, 2009	14,321	(24.2)%	13,050	(26.1)%	13,070	(22.6)%	13,072	(22.6)%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

(Yen)
Net income per share
Six months ended September 30, 2010	45.24
Six months ended September 30, 2009	31.17
(2) Financial conditions

	(Yen in millions)
				Net assets
	Total assets	Net assets	Net assets ratio	per share (Yen)
As of September 30, 2010	1,326,867	1,326,546	100.0%	2,132.95
As of March 31, 2010	769,963	769,415	99.9%	1,854.22

(Reference) Net assets:	As of September 30, 2010:	¥1,326,546 million
	As of March 31, 2010:	¥769,415 million
*Disclosure regarding the execution of the interim audit process
This report is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of the disclosure of this report.
*Notification
(1)	The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

(2)	The non-consolidated result forecasts have been omitted due to immateriality.

(3)	The Company is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc” Article 17-15 clause 2 and prepares the consolidated and non-consolidated financial statements for not the second quarter but the first half of the fiscal year.

1. Qualitative Information on Current Quarterly (Interim) Financial Statements
(1) Qualitative Information on Consolidated Operating Results
During six months ended September 30, 2010, Japanese economy saw signs of economic upturn which could be seen in corporate profitability improvements along with recovery in equipment investment and individual consumption. However, overall conditions remained severe as recent environment grew serious and also unemployment rate hovering at a high rate.
Under the management conditions, business results of the Group for the six months ended September 30, 2010, were as follows:
As a result of underwriting income of 1,599.1 billion yen (including net premiums written of 1,301.6 billion yen), investment income of 112.3 billion yen, and other ordinary income of 9.6 billion yen, ordinary income reached 1,721.1 billion yen. Ordinary expenses were 1,650.6 billion yen, including underwriting expenses of 1,363.3 billion yen (including net claims paid of 783.8 billion yen), investment expenses of 34.7 billion yen, operating expenses and general and administrative expenses of 249.7 billion yen, and other ordinary expenses of 2.8 billion yen.
(2) Qualitative Information on Consolidated Financial Condition
Total assets as of September 30, 2010 increased by 3,853.5 billion yen versus the end of the previous consolidated accounting year to 11,373.2 billion yen due to reasons such as Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. etc. became consolidated subsidiaries of the Company. Net assets increased by 385.3 billion yen versus the end of the previous year, to 1,696.4 billion yen, reflecting the increase of capital surplus after share exchanges with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd.
(3) Qualitative Information on Consolidated Earnings Forecasts
The full-year consolidated earnings forecast calls for ordinary income of 3,360.0 billion yen, ordinary profits of 71.0 billion yen, and net income of 40.0 billion yen. Note that, in light of mid-term consolidated results and the outlook going forward, we have revised the forecast figures previously announced on May 20, 2010.
The key assumptions behind the earnings forecast are as follows:
     • Forecast for net premiums written is based on proprietary forecasting, taking into consideration past trends and other factors.
     • We expect net claims (the total of net claims paid and provision for outstanding claims) related to natural disasters of 4.0 billion yen and 3.0 billion yen (Note 2), respectively, to be generated by our subsidiaries, Mitsui Sumitomo Insurance Co., Ltd. and Aioi Nissay Dowa Insurance Co., Ltd. (Note 1).
     • We expect extraordinary loss of up to approximately 36.0 billion yen due to business integrations cost which is mainly cost for merger of Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd.
     • We are assuming that there will not be a significant fluctuation in interest rates, exchange rates, or stock markets after the end of September, 2010.
     • While our earnings forecast is based on the above assumptions, actual earnings may differ significantly from this forecast given the possibility of a natural disaster the magnitude of which exceeds our assumptions and other factors.
(Note) 1. Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. merged together as of October 1, 2010, and formed a new merged company, Aioi Nissay Dowa Insurance Co., Ltd.
2. The figure includes the results of the Nissay Dowa General Insurance Co., Ltd. for the six months ended September 30, 2010.
2. Other Information
(1) Summary of Significant Changes in Scope of Consolidation
Not applicable for the three months ended September 30, 2010.
(2) Summary of Changes in Accounting Principle, Procedure, and Presentation
(i) Application of “Accounting Standard for Asset Retirement Obligations”
“Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No.18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21, March 31, 2008) are applied from the current interim consolidated accounting period.
As a result of application of the rules, ordinary profit and income before income taxes decreased by 127 million yen and 2,470 million yen, respectively. Changes in asset retirement obligations due to application of the rules was 5,992 million yen.
(ii) Application of “Accounting Standard for Business Combinations” and related rules
“Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statements No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, December 26, 2008), “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16, December 26, 2008), and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, December 26, 2008) are applied from the current interim consolidated accounting period.

3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

		(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
Items	Amount	Amount
(Assets)
Cash deposits and savings	595,437	313,389
Call loans	31,160	33,700
Securities bought under resale agreements	57,586	15,998
Receivables under security borrowing transactions	25,593	—
Monetary claims bought	117,750	108,158
Money trusts	9,760	10,592
Investments in securities	7,733,756	5,497,537
Loans	1,098,144	749,524
Tangible fixed assets	499,758	255,039
Intangible fixed assets	116,090	78,967
Other assets	821,364	459,454
Deferred tax assets	273,655	6,411
Customers’ liabilities for acceptances and guarantees	2,500	—
Bad debts reserve	(9,338)	(9,149)

Total assets	11,373,221	7,519,625

(Liabilities)
Underwriting funds:	9,072,261	5,781,233
Outstanding claims	1,191,763	753,784
Underwriting reserves	7,880,497	5,027,448
Debentures	94,973	94,969
Other liabilities	362,295	198,587
Reserve for pension and retirement benefits	107,596	82,424
Reserve for pension and retirement benefits for officers and operating officers	1,991	2,092
Accrued bonuses for employees	14,320	12,713
Reserve under the special law:	11,099	4,302
Reserve for price fluctuation	11,099	4,302
Deferred tax liabilities	9,710	32,221
Liabilities under acceptances and guarantees	2,500	—

Total liabilities	9,676,749	6,208,542

(Net assets)
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	682,754	132,690
Retained earnings	558,129	541,520
Treasury stock	(24,749)	(14,687)
Total shareholders’ equity	1,316,133	759,522
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	410,126	582,980
Deferred hedge gains (losses), net of tax	13,900	2,138
Foreign currency translation adjustments	(51,870)	(40,309)
Total valuation and translation adjustments	372,156	544,809
Minority interests	8,180	6,750

Total net assets	1,696,471	1,311,082

Total liabilities and net assets	11,373,221	7,519,625

(2) Consolidated Statements of Income

		(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount
Ordinary income and expenses:
Ordinary income:	1,015,602	1,721,149
Underwriting income:	931,693	1,599,116
Net premiums written	710,469	1,301,611
Deposit premiums from policyholders	71,059	114,356
Investment income on deposit premiums from policyholders	27,767	33,545
Life insurance premiums	62,936	113,888
Reversal of outstanding claims	49,488	—
Reversal of underwriting reserves	8,436	31,109
Investment income:	75,325	112,345
Interest and dividends received	73,291	107,341
Investment gains on money trusts	499	37
Gains on sale of securities	7,754	29,632
Gains on derivative transactions	18,290	6,016
Transfer of investment income on deposit premiums from policyholders	(27,767)	(33,545)
Other ordinary income	8,583	9,687

Ordinary expenses:	933,368	1,650,633
Underwriting expenses:	764,528	1,363,362
Net claims paid	457,584	783,877
Loss adjustment expenses	39,026	67,622
Commission and collection expenses	121,372	234,674
Maturity refunds to policyholders	126,105	232,696
Life insurance claims	18,706	28,758
Provision for outstanding claims	—	7,416
Investment expenses:	23,725	34,726
Investment losses on money trusts	43	255
Losses on trading securities	—	4
Losses on sale of securities	6,533	10,433
Losses on devaluation of securities	9,083	15,121
Operating expenses and general and administrative expenses	140,928	249,705
Other ordinary expenses:	4,186	2,839
Interest paid	1,192	864

Ordinary profit	82,234	70,515

Extraordinary income and losses:
Extraordinary income:	1,779	13,933
Gains on sale of fixed assets	421	390
Gain on negative goodwill	—	13,543
Reversal of reserve under the special law	1,357	—
Reversal of reserve for price fluctuation	1,357	—
Extraordinary losses:	1,014	35,036
Losses on sale of fixed assets	834	1,114
Impairment losses on fixed assets	179	3,398
Provision for reserve under the special law	—	2,450
Provision for price fluctuation reserve	—	2,450
Losses on reduction of real estate	—	29
Other extraordinary losses	—	28,044

Income before income taxes	82,999	49,412
Income taxes — current	29,100	12,777
Refund of income taxes for prior periods	(13,950)	—
Income taxes — deferred	10,648	(3,744)
Total income taxes	25,798	9,032
Income before minority interests	—	40,380
Minority interests	363	319

Net income	56,836	40,060

(3) Consolidated Statement of Changes in Net Assets

	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Shareholder’s equity
Common stock
Balance as of the end of previous FY	100,000	100,000

Balance as of the end of interim period	100,000	100,000

Capital surplus
Balance as of the end of previous FY	132,689	132,690
Interim change
Increase from share exchanges	—	550,064
Disposal of treasury stock	0	(0)

Total interim change	0	550,064

Balance as of the end of interim period	132,690	682,754

Retained earnings
Balance as of the end of previous FY	527,578	541,520
Interim change
Dividend of retained earnings	(11,321)	(21,581)
Change of scope of consolidation	(1,055)	(1,871)
Interim net income	56,836	40,060

Total interim change	44,459	16,608

Balance as of the end of interim period	572,038	558,129

Treasury stock
Balance as of the end of previous FY	(4,644)	(14,687)
Interim change
Acquisition of treasury stock	(27)	(10,074)
Disposal of treasury stock	3	12

Total interim change	(24)	(10,062)

Balance as of the end of interim period	(4,668)	(24,749)

Total shareholder’s equity
Balance as of the end of previous FY	755,623	759,522
Interim change
Increase due to share exchanges	—	550,064
Dividend of retained earnings	(11,321)	(21,581)
Change of scope of consolidation	(1,055)	(1,871)
Interim net income	56,836	40,060
Acquisition of treasury stock	(27)	(10,074)
Disposal of treasury stock	4	11

Total interim change	44,435	556,610

Balance as of the end of interim period	800,059	1,316,133

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of the end of previous FY	295,558	582,980
Interim change
Change (net) this interim period on items other than shareholders’ equity	180,714	(172,854)

Total interim change	180,714	(172,854)

Balance as of the end of interim period	476,272	410,126

Deferred hedge profits/losses
Balance as of the end of previous FY	9,671	2,138
Interim change
Change (net) this interim period on items other than shareholders’ equity	(5,066)	11,762

Total interim change	(5,066)	11,762

Balance as of the end of interim period	4,604	13,900

Foreign currency translation adjustments
Balance as of the end of previous FY	(49,625)	(40,309)
Interim change
Change (net) this interim period on items other than shareholders’ equity	16,995	(11,560)

Total interim change	16,995	(11,560)

Balance as of the end of interim period	(32,630)	(51,870)

Total valuation and translation adjustments
Balance as of the end of previous FY	255,603	544,809
Interim change
Change (net) this interim period on items other than shareholders’ equity	192,643	(172,652)

Total interim change	192,643	(172,652)

Balance as of the end of interim period	448,246	372,156

Minority interests
Balance as of the end of previous FY	11,794	6,750
Interim change
Change (net) this interim period on items other than shareholders’ equity	(4,332)	1,430

Total interim change	(4,332)	1,430

Balance as of the end of interim period	7,462	8,180

Total net assets
Balance as of the end of previous FY	1,023,021	1,311,082
Interim change
Increase from share exchanges	—	550,064
Dividend of retained earnings	(11,321)	(21,581)
Change of scope of consolidation	(1,055)	(1,871)
Interim net income	56,836	40,060
Acquisition of treasury stock	(27)	(10,074)
Disposal of treasury stock	4	11
Change (net) this interim period on items other than shareholders’ equity	188,311	(171,222)

Total interim change	232,747	385,388

Balance as of the end of interim period	1,255,768	1,696,471

(4) Notes regarding Going Concern Assumptions
Not applicable.

4. Non-consolidated Financial Statements
(1) Non-consolidated Balance Sheets

		(Yen in millions)
		FY 2009
	As of September 30,	(As of March 31,
	2010	2010)

Assets
Current assets
Cash, deposits and savings	731	153
Accounts receivable	5,707	7,500
Deposits from affiliates	8,110	87
Other	91	334

Total current assets	14,640	8,075

Fixed assets
Tangible fixed assets	183	169
Investments and other assets
Stock of affiliates	1,312,039	761,714
Others	2	2

Total investments and other assets	1,312,042	761,717

Total fixed assets	1,312,226	761,887

Total assets	1,326,867	769,963

Liabilities
Current liabilities
Corporate tax accrued	5	7
Accrued bonuses for employees	125	157
Other	189	382

Total current liabilities	320	547

Total liabilities	320	547

Net assets
Shareholders’ equity
Common stock	100,000	100,000
Capital surplus
Additional paid-in capital	729,255	179,191
Other capital surplus	467,210	467,210

Total capital surplus	1,196,466	646,401

Retained earnings
Other retained earnings
Retained earnings carried forward	54,830	37,702

Total other retained earnings	54,830	37,702

Treasury stock	(24,749)	(14,687)

Total shareholders’ equity	1,326,546	769,415

Total net assets	1,326,546	769,415

Total liabilities and net assets	1,326,867	769,963

(2) Non-consolidated Statement of Income

		(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Operating income
Dividends paid by affiliates	13,000	28,500
Commissions earned from affiliates	1,321	1,807

Total operating income	14,321	30,307

Operating expenses
Sales and general administrative expenses	1,270	1,545

Total operating expenses	1,270	1,545

Operating income	13,050	28,761

Non-operating income	84	9
Non-operating expenses	64	6

Ordinary profit	13,070	28,765

Extraordinary loss	—	430

Current net income before taxes	13,070	28,334

Corporate, residential, and business taxes	0	1
Reversal of income taxes for prior periods	(2)	—

Total corporate, residential, and business taxes	(1)	1

Interim net income	13,072	28,332

(3) Non-consolidated Statement of Changes in Net Assets

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Shareholder’s equity
Common stock
Balance as of the end of previous FY	100,000	100,000
Balance as of the end of interim period	100,000	100,000

Capital surplus
Legal capital surplus
Balance as of the end of previous FY	179,191	179,191
Interim change
Increase from share exchanges	—	550,064

Total interim change	—	550,064

Balance as of the end of interim period	179,191	729,255

Other capital surplus
Balance as of the end of previous FY	467,210	467,210
Interim change
Disposal of treasury stock	0	(0)

Total interim change	0	(0)

Balance as of the end of interim period	467,210	467,210

Retained earnings
Other retained earnings
Retained earnings carried forward
Balance as of the end of previous FY	23,317	37,702
Interim change
Dividends of retained earnings	(11,321)	(11,203)
Interim net income	13,072	28,332

Total interim change	1,751	17,128

Balance as of the end of interim period	25,069	54,830

Treasury stock
Balance as of the end of previous FY	(4,644)	(14,687)
Interim change
Acquisition of treasury stock	(27)	(10,074)
Disposal of treasury stock	3	12

Total interim change	(24)	(10,062)

Balance as of the end of interim period	(4,668)	(24,749)

Total shareholder’s equity
Balance as of the end of previous FY	765,074	769,415
Interim change
Increase due to share exchanges	—	550,064
Dividends of retained earnings	(11,321)	(11,203)
Interim net income	13,072	28,332
Acquisition of treasury stock	(27)	(10,074)
Disposal of treasury stock	4	11

Total interim change	1,727	557,130

Balance as of the end of interim period	766,802	1,326,546

(4) Notes regarding Going Concern Assumptions
Not applicable.

5. Other Information
Figures for the six months ended September 30, 2009 in “(1) Summary of Consolidated Results of Operations” and “(2) Premiums and Claims Paid by Lines of Insurance” are simple summations of Mitsui Sumitomo Insurance Group Holdings, Inc. (Consolidated), Aioi Insurance Co., Ltd. (Consolidated), and Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated).
(1) Summary of Consolidated Results of Operations

	(Yen in millions)
	(Reference)
	Six months ended	Six months ended		Change
Items	September 30, 2009	September 30, 2010	Change	Ratio(%)
Ordinary income and expenses:
Underwriting income:	1,587,710	1,599,116	11,406	0.7
Net premiums written	1,274,049	1,301,611	27,562	2.2
Deposit premiums from policyholders	101,904	114,356	12,452	12.2
Life insurance premiums	99,841	113,888	14,047	14.1
Underwriting expenses:	1,313,457	1,363,362	49,904	3.8
Net claims paid	795,059	783,877	(11,182)	(1.4)
Loss adjustment expenses	73,014	67,622	(5,391)	(7.4)
Commission and collection expenses	225,405	234,674	9,268	4.1
Maturity refunds to policyholders	186,211	232,696	46,485	25.0
Life insurance claims	26,530	28,758	2,227	8.4

Investment income:	122,845	112,345	(10,500)	(8.5)
Interest and dividends received	112,863	107,341	(5,522)	(4.9)
Gains on sale of securities	20,776	29,632	8,855	42.6
Gains on derivative transactions	25,428	6,016	(19,411)	(76.3)
Investment expenses:	37,315	34,726	(2,588)	(6.9)
Losses on sale of securities	11,182	10,433	(748)	(6.7)
Losses on devaluation of securities	15,813	15,121	(691)	(4.4)
Losses on derivative transactions	533	—	(533)	(100.0)

Operating expenses and general and administrative expenses	249,096	249,705	608	0.2

Other ordinary income and expenses	5,623	6,847	1,224	21.8
Net income and losses from equity method investments	6,534	4,786	(1,748)	(26.8)

Ordinary profit	116,309	70,515	(45,794)	(39.4)

Extraordinary income and losses:
Extraordinary income	3,253	13,933	10,680	328.3
Extraordinary losses	4,514	35,036	30,521	676.0

Extraordinary income and losses	(1,261)	(21,102)	(19,841)	—

Income before income taxes	115,048	49,412	(65,636)	(57.1)
Income taxes — current	34,403	12,777	(21,626)	(62.9)
Refund of income taxes for prior periods	(13,950)	—	13,950	—
Income taxes — deferred	16,634	(3,744)	(20,379)	(122.5)

Total income taxes	37,087	9,032	(28,055)	(75.6)

Net income before minority interests	77,960	40,380	(37,580)	(48.2)

Minority interests	433	319	(113)	(26.2)

Net income	77,527	40,060	(37,467)	(48.3)

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>

Net premiums written	1,275,123	1,300,527	25,403	2.0

(Note) Extraordinary losses include “Other extraordinary losses” listed below:

Six months ended September 30, 2009 :	Business-integration-related expenses 2,813 million yen
Six months ended September 30, 2010 :	Business-integration-related expenses 23,592 million yen
Effect of adopting the accounting standard for asset retirement obligations 2,316 million yen
Contributions related to the construction 2,136 million yen

Consolidated
(2) Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)

	(Yen in millions)
	(Reference)
	Six months ended			Six months ended
	September 30, 2009			September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	256,198	17.4	(0.9)	249,470	16.7	(2.6)
Marine	55,071	3.8	(20.6)	55,285	3.7	0.4
Personal Accident	185,418	12.6	(12.4)	201,282	13.5	8.6
Voluntary Automobile	624,056	42.4	(1.6)	640,866	42.9	2.7
Compulsory Automobile Liability	141,686	9.6	(15.3)	144,452	9.7	2.0
Other	209,594	14.2	(0.9)	202,106	13.5	(3.6)

Total	1,472,025	100.0	(5.2)	1,493,464	100.0	1.5
Deposit premiums from policyholders	101,904	6.9	(21.4)	114,356	7.7	12.2

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	625,130	(1.8)	639,783	2.3

Total	1,473,100	(5.3)	1,492,380	1.3
Net Premiums Written by Lines of Insurance

	(Yen in millions)
	(Reference)
	Six months ended			Six months ended
	September 30, 2009			September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	179,635	14.1	(1.2)	181,878	14.0	1.2
Marine	43,726	3.4	(25.3)	46,740	3.6	6.9
Personal Accident	108,209	8.5	(2.5)	110,483	8.5	2.1
Voluntary Automobile	624,004	49.0	(1.3)	647,847	49.8	3.8
Compulsory Automobile Liability	136,883	10.7	(18.4)	141,232	10.8	3.2
Other	181,588	14.3	(5.2)	173,429	13.3	(4.5)

Total	1,274,049	100.0	(5.1)	1,301,611	100.0	2.2

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	625,079	(1.5)	646,763	3.5

Total	1,275,123	(5.2)	1,300,527	2.0
Net Claims Paid by Lines of Insurance

	(Yen in millions)
	(Reference)
	Six months ended			Six months ended
	September 30, 2009			September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	67,322	8.5	(4.3)	69,388	8.9	3.1
Marine	21,996	2.8	(7.0)	20,753	2.7	(5.7)
Personal Accident	54,600	6.9	0.9	56,786	7.2	4.0
Voluntary Automobile	385,784	48.5	1.1	413,957	52.8	7.3
Compulsory Automobile Liability	129,681	16.3	(3.6)	131,154	16.7	1.1
Other	135,674	17.0	19.2	91,837	11.7	(32.3)

Total	795,059	100.0	2.2	783,877	100.0	(1.4)

(Note)	Any figures are amounts after the off-set of intersegment transactions.

Consolidated
(3) Securities (Marketable securities available for sale)

		(Yen in millions)
		As of September 30, 2010			As of March 31, 2010
			Acquisition			Acquisition
Items		Fair value	cost	Difference	Fair value	cost	Difference
In case fair values exceed cost or amortized cost	Domestic Bonds	3,048,908	2,900,228	148,680	1,950,543	1,894,888	55,655
	Domestic Stocks	1,299,009	672,642	626,366	1,530,878	671,579	859,299
	Foreign Securities	654,585	618,017	36,568	458,945	417,955	40,989
	Others	84,140	78,749	5,391	78,351	71,809	6,542

	Sub Total	5,086,644	4,269,637	817,007	4,018,718	3,056,232	962,486

In case fair values do not exceed cost or amortized cost	Domestic Bonds	55,207	56,599	(1,392)	282,827	286,440	(3,613)
	Domestic Stocks	615,180	714,686	(99,505)	90,696	103,283	(12,587)
	Foreign Securities	833,743	889,073	(55,329)	464,408	492,762	(28,353)
	Others	155,096	165,589	(10,493)	26,487	27,128	(640)

	Sub Total	1,659,228	1,825,948	(166,720)	864,419	909,614	(45,194)

Total		6,745,873	6,095,586	650,286	4,883,138	3,965,846	917,291

As of September 30, 2010		As of March 31, 2010
1.	Others include certificate of deposit represented as cash deposits and savings, commercial papers and beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.	1.	Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.

2.	Impairment losses of marketable securities available for sale amount to 14,685 million yen; 13,830 million yen for domestic stocks and 854 million yen for foreign securities. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by 30% or more of their cost or amortized cost.	2.	Impairment losses of marketable securities available for sale amount to 4,841 million yen;

2,287 million yen for domestic stocks and 2,553 million yen for foreign securities.

			The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by 30% or more of their cost or amortized cost.

(Reference) Investment Conditions of Securitized Instruments
Managerial basis
There are no US subprime loan instruments in the Investments/loans amount.

	(Yen in 100 millions)
	As of September 30, 2010			As of March 31, 2010
	Amount of investments			Amount of investments
	and loans (Note 1)			and loans (Note 1)
	(Amount in	Valuation Difference	Losses on Devaluation /	(Amount in	Valuation Difference	Losses on Devaluation /
	Consolidated Balance	(Unrealized	Gains or losses on	Consolidated Balance	(Unrealized	Gains or losses on
Category	Sheet)	losses/gains)	Sales, etc. (Note 2)	Sheet)	losses/gains)	Sales, etc. (Note 2)
(1) RMBS	(Note 3) 1,323	65	1	1,311	18	—
Japan	1,296	64	1	1,282	18	—
Overseas	26	1	(0)	28	0	—
(2) ABS-CDO	—	—	0	2	0	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	0	2	0	—
(3) CDO	114	3	1	115	2	(2)
CLO	113	3	1	115	1	(2)
AAA	100	2	—	115	1	(2)
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	13	0	1	—	—	—
CBO	0	(0)	—	0	(0)	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	(0)	—
Synthetic CDO	0	0	—	0	0	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	0	—	0	0	(0)
(4) CMBS	135	(8)	0	140	(7)	—
Japan	132	(8)	0	140	(7)	—
Overseas	2	0	0	—	—	—
(5) Other ABS	71	(0)	—	—	—	—
Japan	41	0	—	—	—	—
Overseas	29	(1)	—	—	—	—
(6) ABCP	—	—	—	16	—	—
Portion composed by MS&AD Insurance Group	—	—	—	16	—	—
(7) SIV instruments	0	(0)	—	—	—	—
Portion composed by MS&AD Insurance Group	—	—	—	—	—	—
(8) LBO Loan	110	(Note 4) —	2	121	(Note 4) —	(0)
Japan	110	—	2	121	—	(0)
Overseas	—	—	—	—	—	—

Total	1,756	59	5	1,709	13	(3)

(Note 1)	The above investments appear in the consolidated balance sheet as monetary claims bought, investments in securities, and loans.

(Note 2)	Losses on Devaluation / Gains or losses on Sales, etc. are for the six months ended September 30, 2010.

(Note 3)	Breakdown of credit ratings: AAA (129.8 billion yen), AA (1.9 billion yen), BBB or below (0.5 billion yen)

(Note 4)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 5)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.
[Glossary]
◆    Synthetic CDO: Synthetic Collateralized Debt Obligations
◆    ABCP: Asset-Backed Commercial Paper
◆    ABS: Asset-Backed Securities
◆    ABS-CDO: CDOs backed by asset-backed securities
◆    CBO: Collateralized Bond Obligation
◆    CDO: Collateralized Debt Obligation
◆    CLO: Collateralized Loan Obligation
◆    CMBS: Commercial Mortgage-Backed Securities
◆    LBO Loan: Leveraged Buyout Loan
◆    RMBS: Residential Mortgage-Backed Securities
◆    SIV: Structured Investment Vehicle

[English Translation]
Overview of Business Results of MS&AD Insurance Group Holdings, Inc.
1. Summary of Consolidated Business Results for the Six Months ended September 30, 2010
(Net Premiums Written, Ordinary Profit , Net Income or Loss)

					(Yen in 100 millions)
	Six months ended	Six months ended		Change Ratio	Year ended
	September 30, 2009	September 30, 2010	Change	(%)	March 31, 2010

Net premiums written Note 1	12,751	13,005	254	2.0	25,190
Mitsui Sumitomo Insurance	6,082	6,234	152	2.5	12,037
Aioi Insurance	3,978	4,073	94	2.4	7,940
Nissay Dowa General Insurance	1,549	1,509	(39)	(2.6)	3,126
Mitsui Direct General Insurance	157	162	4	3.0	324
Overseas non-life insurance subsidiaries	981	1,025	43	4.4	1,761

Ordinary profit	1,163	705	(457)	(39.4)	991

Mitsui Sumitomo Insurance	709	466	(242)	(34.2)	357
Aioi Insurance	276	241	(35)	(12.8)	373
Nissay Dowa General Insurance	63	65	1	3.0	100

Net income (loss)	775	400	(374)	(48.3)	573

Mitsui Sumitomo Insurance	490	273	(216)	(44.1)	254
Aioi Insurance	168	70	(98)	(58.1)	181
Nissay Dowa General Insurance	35	(13)	(48)	(138.2)	30
Mitsui Direct General Insurance	(4)	1	6	—	(6)
Mitsui Sumitomo Kirameki Life Insurance	0	0	0	19.7	0
Aioi Life Insurance	11	7	(3)	(32.1)	13
Mitsui Sumitomo MetLife Insurance	64	45	(18)	(29.0)	44
Overseas non-life insurance subsidiaries	98	7	(90)	(92.4)	172
Other	9	1	(7)	(78.1)	6
Consolidation adjustment / Holding Company	(98)	4	102	—	(123)

(Note) 1.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “ModoRich” which contains a special clause related to premium adjustment and refund at maturity.

2.	Figures in 12 through 20 are prior to consolidation adjustments (the Company’s equity)
(1) Breakdown of Overseas Non-Life Insurance Subsidiaries

					(Yen in 100 millions)
	Six months ended	Six months ended		Change Ratio	Year ended
	September 30, 2009	September 30, 2010	Change	(%)	March 31 2010

Net premiums written	981	1,025	43	4.4	1,761

Asia	335	400	64	19.3	655
Europe	382	321	(60)	(15.8)	647
Americas	136	158	22	16.3	249
Reinsurance	127	144	16	13.1	208

Net income (loss)	98	7	(90)	(92.4)	172

Asia	48	42	(5)	(12.1)	90
Europe	(5)	(82)	(77)	—	(18)
Americas	12	11	(0)	(2.3)	19
Reinsurance	42	35	(7)	(16.7)	80

(2) Status of Domestic Life Insurance Subsidiaries

					(Yen in 100 millions)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Change	Change Ratio (%)	Year ended March 31, 2010

Amount of new policies			From the year-earlier period	From the year-earlier period

Mitsui Sumitomo Kirameki Life Insurance	8,072	8,316	244	3.0	15,872
Aioi Life Insurance	5,290	4,931	(358)	(6.8)	10,594
Subtotal amount	13,362	13,248	(114)	(0.9)	26,466
Mitsui Sumitomo MetLife Insurance	2,407	1,294	(1,112)	(46.2)	4,081

Amount of policies in force			From the previous year	From the previous year

Mitsui Sumitomo Kirameki Life Insurance	92,321	97,463	3,016	3.2	94,447
Aioi Life Insurance	56,036	60,578	2,145	3.7	58,433
Subtotal amount	148,357	158,042	5,162	3.4	152,880
Mitsui Sumitomo MetLife Insurance	29,195	29,767	(1,607)	(5.1)	31,375

Annualized premiums for policies in force			From the previous year	From the previous year

Mitsui Sumitomo Kirameki Life Insurance	1,937	1,974	28	1.5	1,945
Aioi Life Insurance	720	749	14	1.9	735
Subtotal amount	2,658	2,723	42	1.6	2,681
Mitsui Sumitomo MetLife Insurance	5,299	4,606	(710)	(13.4)	5,317

(Note) Above figures show the total of individual insurance and individual annuities.

2. Mitsui Sumitomo Insurance Co., Ltd. (Non-consolidated)
Figures below are presented exclusive of the GRR premiums of the automobile insurance “ModoRich”, which contains a special clause for premium adjustment and refund at maturity.
(1) Profit and Loss Status

		(Yen in 100 millions)
		Six months ended	Six months ended
		September 30, 2009	September 30, 2010	Change	Change ratio
					%
( + )	Net Premiums Written	6,082	6,234	152	2.5
( -)	Net Claims Paid	3,744	3,816	72	1.9
( -)	Loss adjustment expense	361	365	4	1.3
( -)	Commissions and collection expenses	1,037	1,084	47	4.6
( -)	Operating expenses and general administrative expenses for underwriting	990	981	(8)	(0.9)
	Underwriting balance	(50)	(13)	36	—
( -)	Outstanding claims provision	(203)	(59)	144	—
( -)	Ordinary underwriting reserve	(188)	(21)	167	—
( -)	Catastrophe reserve provision	15	22	7	51.7
( + )	Other	41	26	(15)	(36.8)
	Underwriting profit	368	70	(298)	(81.0)
( + )	Interest and dividends received	639	612	(26)	(4.1)
( -)	Transfer of investment income on deposit premium	277	259	(18)	(6.5)
	Net interest and dividend income -	361	353	(8)	(2.3)
( + )	Net gains/losses on sale of securities	1	147	145	8,868.7
( -)	Losses on devaluation of securities	80	76	(4)	(5.2)
( + )	Gains/losses on derivative transactions	191	54	(137)	(71.4)
( + )	Other	(126)	(81)	45	—
	Total investment income and other ordinary income	347	398	50	14.5
	Ordinary profit	709	466	(242)	(34.2)
( + )	Extraordinary income/losses	9	(100)	(109)	(1,196.7)
	Reserve for price fluctuation	14	(13)	(28)	(190.1)
	Integration-related expenses	—	(14)	(14)	—
	Income before income taxes	718	365	(352)	(49.1)
( -)	Total income taxes/Income taxes	228	92	(136)	(59.7)
	Net income	490	273	(216)	(44.1)

	Net loss ratio	67.5%	67.1%	(0.4)%
ratios	Net expense ratio	33.3%	33.1%	(0.2)%
	Combined ratio	100.8%	100.2%	(0.6)%

Incurred Loss		3,540	3,757	216	6.1

(Note) 1.	Net loss ratio= (Net claims paid + Loss adjustment expenses) /Net premiums written×100

2.	Net expense ratio=(Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting)/Net premiums written×100

3.	Combined ratio=Net loss ratio + Net expense ratio

(Mitsui Sumitomo Insurance Co., Ltd.)
(2) Net Premiums Written

	(Yen in 100 millions)
	Net Premiums Written				Net Premiums Written (excluding deposit premiums)
	Six months ended		Six months ended		Six months ended		Six months ended
	September 30, 2009		September 30, 2010		September 30, 2009		September 30, 2010
	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio

		%		%		%		%
Fire and Allied	876	0.3	895	2.1	1,087	1.5	1,078	(0.8)
Marine	266	(24.8)	278	4.5	344	(21.7)	353	2.6
Personal Accident	674	(0.7)	695	3.1	697	(0.7)	725	4.1
Voluntary Automobile	2,663	(2.4)	2,759	3.6	2,668	(2.2)	2,758	3.3
Compulsory Automobile liability	674	(18.7)	694	2.9	643	(15.3)	664	3.4
Other	926	(3.4)	911	(1.7)	976	(0.3)	965	(1.2)

Total	6,082	(5.3)	6,234	2.5	6,418	(3.9)	6,546	2.0

(3) Net Claims Paid

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Amount	Change ratio	Net loss ratio	Amount	Change ratio	Net loss ratio	Change ratio

		%	%		%	%	%
Fire and Allied	324	(3.9)	39.2	344	6.3	40.5	1.3
Marine	144	(4.3)	57.4	131	(8.6)	50.2	(7.2)
Personal Accident	346	2.4	57.6	371	7.2	59.3	1.7
Voluntary Automobile	1,695	(0.9)	71.4	1,819	7.3	73.7	2.3
Compulsory Automobile liability	670	(3.5)	107.5	677	1.0	105.1	(2.4)
Other	563	(11.4)	64.1	471	(16.2)	55.1	(9.0)

Total	3,744	(3.2)	67.5	3,816	1.9	67.1	(0.4)

(Note)	Net loss ratio=Net claims paid + Loss adjustment expenses
(Reference) Natural Disasters during the year

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Incurred loss	Net claims paid	Outstanding claims	Incurred loss	Net claims paid	outstanding claims

Fire and Allied	21	12	9	9	4	4
Voluntary Automobile	10	10	0	3	2	0
Other	3	1	1	1	0	1

Total	35	24	11	13	7	6

(Note)	The above figures are related to the natural disaster occurred during this fiscal year.
Net claims paid including claims related natural disasters occurred in previous year are the below:(unit:100 million yen)
28 (Fire:14, Voluntary Auto:10, Other:3) on Six months ended September 30, 2009
37 (Fire:26, Voluntary Auto:3, Other:7) on Six months ended September 30, 2010
(4) Company Expenses
<Corporate expenses>

	(Yen in 100 millions)
	Six months ended
	September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	change ratio

				%
Personnel expenses	773	799	26	3.4
Non personnel	565	531	(34)	(6.0)
Taxes and contributions	68	68	0	0.4

Total	1,406	1,399	(7)	(0.5)

(Note) Total=Loss adjustment expenses+Operating expenses and general and administrative expenses

<Expenses for underwriting>

	(Yen in 100 millions)
	Six months ended
	September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	Change ratio

				%
Operating expenses and general administrative expenses	990	981	(8)	(0.9)
Commission and collection expenses	1,037	1,084	47	4.6

Total	2,027	2,066	38	1.9

Net company expense ratio	33.3%	33.1%	(0.2)%

(Mitsui Sumitomo Insurance Co., Ltd.)
(5) Outstanding Claims

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Change	Amount	Change

Fire and Allied	459	(8)	454	(11)
Marine	277	(11)	254	3
Personal Accident	532	15	541	4
Voluntary Automobile	2,557	(31)	2,528	9
Compulsory Automobile liability	481	(10)	476	(6)
Other	1,084	(155)	983	(58)

Total	5,391	(203)	5,238	(59)

(Note)	Outstanding claims provision for the six months ended September 30, 2010 does not accord with the change in the amount of outstanding claims because of contract transfer which UK branch made to a third party.
(6) Catastrophe Reserve

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Reserve ratio	Amount	Change	Reserve ratio

		%			%
Fire and Allied	2,087	121.5	2,248	79	128.2
Marine	612	114.9	633	10	113.6
Personal Accident	809	60.0	733	(12)	52.7
Voluntary Automobile	85	1.6	88	(83)	1.6
Other	1,238	66.8	1,304	28	71.6

Total	4,833	44.8	5,008	22	45.4

(Note)
Reserve ratio=balance of catastrophe reserve/(net premiums written (ex.Home earthquake Insurance and CALI)X2)X100

3. Aioi Insurance Co., Ltd. (Non-consolidated)
(1) Profit and Loss Status

		(Yen in 100 millions)
		Six months ended	Six months ended
		September 30, 2009	September 30, 2010	Change	Change ratio

					%
(+)	Net Premiums Written	3,978	4,073	94	2.4
(-)	Net Claims Paid	2,367	2,465	97	4.1
(-)	Loss adjustment expense	244	187	(57)	(23.5)
(-)	Commissions and collection expenses	704	734	30	4.3
(-)	Operating expenses and general administrative expenses for underwriting	707	701	(5)	(0.8)
	Underwriting balance	(45)	(15)	30	—
(-)	Outstanding claims provision	(69)	(56)	12	—
(-)	Ordinary underwriting reserve	(10)	19	30	—
(-)	Catastrophe reserve provision	(57)	(105)	(48)	—
(+)	Other	2	(12)	(14)	(696.6)
	Underwriting profit	94	114	20	21.8
(+)	Interest and dividends received	248	230	(18)	(7.3)
(-)	Transfer of investment income on deposit premium	94	85	(8)	(8.6)
	Net interest and dividend income —	154	144	(9)	(6.4)
(+)	Net gains/losses on sale of securities	16	86	69	417.3
(-)	Losses on devaluation of securities	33	67	34	103.5
(+)	Gains/losses on derivative transactions	71	12	(59)	(83.0)
(+)	Other	(33)	(42)	(9)	—
	Total investment income and other ordinary income	175	132	(43)	(24.6)
	Ordinary profit	276	241	(35)	(12.8)
(+)	Extraordinary income/losses	(17)	(137)	(120)	—
	Reserve for price fluctuation	1	(6)	(7)	(506.9)
	Integration-related expenses	(18)	(118)	(100)	—
	Income before income taxes	259	103	(155)	(60.1)
(-)	Total income taxes/Income taxes	90	32	(57)	(63.8)
	Net income	168	70	(98)	(58.1)
	Net loss ratio	65.7%	65.1%	(0.6)%
ratios	Net expense ratio	35.5%	35.3%	(0.2)%
	Combined ratio	101.2%	100.4%	(0.8)%
Incurred Loss		2,298	2,408	110	4.8

(Note)	1.Net loss ratio=(Net claims paid+Loss adjustment expenses) /Net premiums written×100

2.Net expense ratio=(Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting)/Net premiums written×100

3.Combined ratio=Net loss ratio+Net expense ratio

(Aioi Insurance Co., Ltd.)
(2) Net Premiums Written

	(Yen in 100 millions)
	Net Premiums Written				Net Premiums Written (excluding deposit premiums)
	Six months ended		Six months ended		Six months ended		Six months ended
	September 30, 2009		September 30, 2010		September 30, 2009		September 30, 2010
	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio

		%		%		%		%
Fire and Allied	480	(2.8)	507	5.6	571	(2.2)	567	(0.7)
Marine	17	(42.0)	18	8.2	18	(38.1)	20	14.1
Personal Accident	231	(3.2)	230	(0.2)	248	(2.2)	242	(2.7)
Voluntary Automobile	2,327	(1.2)	2,398	3.0	2,279	(1.4)	2,295	0.7
Compulsory Automobile liability	547	(18.4)	567	3.6	613	(16.8)	626	2.1
Other	374	(4.0)	350	(6.4)	380	(4.7)	357	(5.8)

Total	3,978	(4.8)	4,073	2.4	4,112	(4.7)	4,110	(0.0)

(3) Net Claims Paid

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Amount	Change ratio	Net loss ratio	Amount	Change ratio	Net loss ratio	Change ratio

		%	%		%	%	%
Fire and Allied	158	0.8	35.3	181	14.2	37.6	2.3
Marine	10	(16.7)	63.4	9	(9.7)	54.3	(9.1)
Personal Accident	108	(1.4)	51.4	106	(1.2)	49.5	(1.9)
Voluntary Automobile	1,378	2.7	65.9	1,459	5.9	65.7	(0.2)
Compulsory Automobile liability	490	(3.5)	98.8	496	1.4	94.5	(4.3)
Other	221	(16.7)	63.9	211	(4.8)	64.3	0.4

Total	2,367	(1.2)	65.7	2,465	4.1	65.1	(0.6)

(Note)Net loss ratio=Net claims paid + Loss adjustment expenses
(Reference) Natural Disasters during the year

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Incurred loss	Net claims paid	Outstanding claims	Incurred loss	Net claims paid	outstanding claims

Fire and Allied	6	3	3	2	1	0
Voluntary Automobile	3	3	0	1	1	0
Other	0	0	0	1	0	1

Total	10	6	3	4	2	2

(Note)The above figures are related to the natural disaster occurring during this fiscal year.
Net claims paid including claims related natural disasters occurred in previous year are the below:(unit:100 million yen)
7 (Fire:3, Voluntary Auto:3, Other:0) on Six months ended September 30, 2009
7 (Fire:4, Voluntary Auto:1, Other:0) on Six months ended September 30, 2010
(4) Company Expenses
<Corporate expenses>

	(Yen in 100 millions)
	Six months ended
	September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	change ratio

				%
Personnel expenses	478	477	(1)	(0.2)
Non personnel	458	402	(55)	(12.1)
Taxes and contributions	55	45	(9)	(17.4)

Total	992	926	(66)	(6.7)

(Note)Total=Loss adjustment expenses+Operating expenses and general and administrative expenses
<Expenses for underwriting>

	(Yen in 100 millions)
	Six months ended September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	Change ratio

				%
Operating expenses and general administrative expenses	707	701	(5)	(0.8)
Commission and collection expenses	704	734	30	4.3

Total	1,411	1,436	24	1.7

Net company expense ratio	35.5%	35.3%	(0.2)%

(Aioi Insurance Co., Ltd.)
(5) Outstanding Claims

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Change	Amount	Change

Fire and Allied	217	6	222	3
Marine	33	(2)	19	(2)
Personal Accident	168	(0)	174	6
Voluntary Automobile	1,759	(21)	1,766	(2)
Compulsory Automobile liability	353	(7)	353	(2)
Other	431	(43)	535	(58)

Total	2,964	(69)	3,071	(56)

(Note) Outstanding claims provision for the six months ended September 30, 2010 does not accord with the change in the amount of outstanding claims because our Tianjin office became a local subsidiary.
(6) Catastrophe Reserve

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Reserve ratio	Amount	Change	Reserve ratio

		%			%
Fire and Allied	1,007	106.9	1,069	29	107.3
Marine	44	127.2	46	0	121.2
Personal Accident	350	75.6	363	6	78.7
Voluntary Automobile	665	14.3	327	(149)	6.8
Other	278	37.3	297	6	42.4

Total	2,347	34.3	2,103	(105)	30.1

(Note)
Reserve ratio=balance of catastrophe reserve/(net premiums written (ex.Home earthquake Insurance and CALI)X2)X100

4. Nissay Dowa General Insurance Co., Ltd. (Non-consolidated)
(1) Profit and Loss Status

		(Yen in 100 millions)
		Six months ended	Six months ended
		September 30, 2009	September 30, 2010	Change	Change ratio
					%
(+ )	Net Premiums Written	1,549	1,509	(39)	(2.6)
(-)	Net Claims Paid	945	973	27	2.9
(-)	Loss adjustment expense	91	91	(0)	(0.1)
(-)	Commissions and collection expenses	267	262	(4)	(1.6)
(-)	Operating expenses and general administrative expenses for underwriting	247	265	18	7.6
	Underwriting balance	(1)	(83)	(81)	—
(-)	Outstanding claims provision	3	55	52	1,699.5
(-)	Ordinary underwriting reserve	13	(51)	(64)	(488.5)
(-)	Catastrophe reserve provision	1	(38)	(39)	(2,892.1)
(+ )	Other	10	14	4	39.9
	Underwriting profit	(8)	(33)	(25)	—
(+ )	Interest and dividends received	105	101	(4)	(3.9)
(-)	Transfer of investment income on deposit premium	40	36	(3)	(9.3)
	Net interest and dividend income -	64	64	(0)	(0.6)
(+ )	Net gains/losses on sale of securities	67	108	41	61.3
(-)	Losses on devaluation of securities	34	31	(2)	(7.9)
(+ )	Gains/losses on derivative transactions	(5)	(8)	(3)	—
(+ )	Other	(18)	(23)	(5)	—
	Total investment income and other ordinary income	74	109	35	47.3
	Ordinary profit	63	65	1	3.0
(+ )	Extraordinary income/losses	(12)	(93)	(81)	—
	Reserve for price fluctuation	(3)	(3)	(0)	—
	Integration-related expenses	(9)	(87)	(77)	—
	Income before income taxes	50	(28)	(79)	(155.6)
(-)	Total income taxes/Income taxes	15	(14)	(30)	(195.1)
	Net income	35	(13)	(48)	(138.2)

	Net loss ratio	66.9%	70.5%	3.6%
ratios	Net expense ratio	33.2%	35.0%	1.8%
	Combined ratio	100.1%	105.5%	5.4%

Incurred Loss		948	1,028	79	8.4

(Note)	1.Net loss ratio= (Net claims paid+Loss adjustment expenses) /Net premiums written×100

2.Net expense ratio=(Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting)/Net premiums written×100

3.Combined ratio=Net loss ratio + Net expense ratio

(Nissay Dowa General Insurance Co., Ltd.)
(2) Net Premiums Written

	(Yen in 100 millions)
	Net Premiums Written				Net Premiums Written (excluding deposit premiums)
	Six months ended		Six months ended		Six months ended		Six months ended
	September 30, 2009		September 30, 2010		September 30, 2009		September 30, 2010
	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio	Amount	Change ratio
		%		%		%		%
Fire and Allied	233	11.9	187	(19.7)	317	10.9	269	(15.1)
Marine	20	(22.2)	22	12.1	27	(22.3)	30	9.2
Personal Accident	146	(3.0)	143	(2.0)	152	(2.3)	149	(1.9)
Voluntary Automobile	802	0.4	817	1.8	804	0.5	821	2.0
Compulsory Automobile liability	145	(17.0)	149	2.3	160	(9.3)	153	(4.1)
Other	200	2.0	189	(5.5)	337	22.6	351	4.2

Total	1,549	(0.5)	1,509	(2.6)	1,800	4.0	1,775	(1.4)

(3) Net Claims Paid

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Amount	Change ratio	Net loss ratio	Amount	Change ratio	Net loss ratio	Change ratio
		%	%		%	%	%
Fire and Allied	84	8.4	37.7	83	(0.6)	46.8	9.1
Marine	16	(1.1)	83.0	16	4.2	77.0	(6.0)
Personal Accident	81	7.0	60.8	78	(4.0)	60.1	(0.7)
Voluntary Automobile	517	2.0	72.2	557	7.7	75.5	3.3
Compulsory Automobile liability	134	(4.5)	100.5	135	0.7	100.1	(0.4)
Other	111	7.1	58.0	101	(9.0)	56.2	(1.8)

Total	945	2.5	66.9	973	2.9	70.5	3.6

(Note)Net loss ratio=Net claims paid + Loss adjustment expenses
(Reference) Natural Disasters during the year

	(Yen in 100 millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Incurred loss	Net claims paid	Outstanding claims	Incurred loss	Net claims paid	outstanding claims
Fire and Allied	9	5	3	0	0	0
Voluntary Automobile	3	3	0	—	—	—
Other	1	0	1	—	—	—

Total	15	9	5	0	0	0

(Note)The above figures are related to the natural disaster occurred during this fiscal year.

Net claims paid including claims related natural disasters occurred in previous year are the below:(unit:100 million yen)

16 (Fire:11, Voluntary Auto:3, Other:1) on Six months ended September 30, 2009

15 (Fire:12, Voluntary Auto:0, Other:3) on Six months ended September 30, 2010
(4) Company Expenses

<Corporate expenses>	(Yen in 100 millions)
	Six months ended
	September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	change ratio
				%
Personnel expenses	167	183	15	9.4
Non personnel	170	173	2	1.7
Taxes and contributions	18	18	(0)	(0.6)

Total	356	375	18	5.2

(Note)Total=Loss adjustment expenses + Operating expenses and general and administrative expenses

<Expenses for underwriting>	(Yen in 100 millions)
	Six months ended
	September 30, 2009	Six months ended September 30, 2010
	Amount	Amount	Change	Change ratio
				%
Operating expenses and general administrative expenses	247	265	18	7.6
Commission and collection expenses	267	262	(4)	(1.6)

Total	514	528	14	2.8

Net company expense ratio	33.2%	35.0%	1.8%

(Nissay Dowa General Insurance Co., Ltd.)
(5) Outstanding Claims

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Change	Amount	Change
Fire and Allied	105	(11)	97	(5)
Marine	26	(2)	19	(4)
Personal Accident	120	5	118	(1)
Voluntary Automobile	670	9	775	73
Compulsory Automobile liability	96	(2)	95	(0)
Other	242	5	223	(6)

Total	1,261	3	1,330	55

(6) Catastrophe Reserve

	(Yen in 100 millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Amount	Reserve ratio	Amount	Change	Reserve ratio
		%			%
Fire and Allied	560	122.7	578	7	158.7
Marine	79	196.2	79	(1)	174.9
Personal Accident	155	53.1	145	(0)	50.8
Voluntary Automobile	119	7.4	41	(51)	2.5
Other	226	56.4	242	7	63.9

Total	1,141	40.8	1,087	(38)	40.1

(Note)
Reserve ratio=balance of catastrophe reserve/(net premiums written (ex.Home earthquake Insurance and CALI)X2)X100

5. Result Forecast for the Fiscal Year ending March 31, 2011
(1) MS&AD Insurance Group Holdings, Inc. (Consolidated)

	(Yen in 100 millions)
	Forecast for the year	(Reference) Change from
	ending March 31, 2011	previous year
Net Premiums Written Note1	25,800	2.4%
(Overseas Non-Life Insurance Subsidiaries)	1,835	4.2%
Ordinary Profit	710	(281)
Net Income	400	(173)
Dividend per Share (Annual)	¥54.00	¥—

(2) Mitsui Sumitomo Insurance Co., Ltd. (Non-Consolidated)
	(Yen in 100 millions)
	Forecast for the year
	ending March 31, 2011	Change from previous year
Net Premiums Written Note1	12,310	2.3%
Ordinary Profit	490	132
Net Income	330	75
(3) Aioi Nissay Dowa Insurance Co., Ltd. (Non-Consolidated) Note2

	(Yen in 100 millions)
	Forecast for the year
	ending March 31, 2011	Change from previous year
Net Premiums Written	11,310	2.2%
Ordinary Profit	310	(164)
Net Income	20	(192)

(Note) 1.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “ModoRich” which contains a special clause related to premium adjustment and refund at maturity.

2.	Forecast for Aioi Nissay Dowa Insurance represents the simple combination of the non-consolidated forecast for the first half of the fiscal year of Nissay Dowa General Insurance and the non-consolidated full-year forecast of Aioi Nissay Dowa Insurance. Figures in change from previous year represent changes in comparison with the combined non-consolidated results of Aioi Insurance and Nissay Dowa General Insurance for the year ended March 31,2010.

6. Overviews of Major Consolidated Subsidiaries
(Mitsui Sumitomo Insurance Co., Ltd. (Non-Consolidated))
Summary of Non-Consolidated Results of Operations

	(Yen in millions)
	Six months ended	Six months ended		Change Ratio
	September 30, 2009	September 30, 2010	Change	(%)

Direct premiums written (including Deposit premiums from policyholders):	711,849	737,666	25,817	3.6
Direct premiums written	640,790	655,690	14,899	2.3

Underwriting income:	776,768	798,963	22,195	2.9
Net premiums written	607,189	624,564	17,374	2.9
Deposit premiums from policyholders	71,059	81,976	10,917	15.4
Underwriting expenses:	641,540	693,948	52,408	8.2
Net claims paid	374,417	381,675	7,257	1.9
Loss adjustment expenses	36,111	36,570	458	1.3
Commission and collection expenses	103,708	108,448	4,740	4.6
Maturity refunds to policyholders	126,105	165,332	39,226	31.1

Investment income:	63,077	61,627	(1,449)	(2.3)
Interest and dividends received	63,939	61,299	(2,639)	(4.1)
Gains on sale of securities	5,418	18,510	13,091	241.6
Gains on derivative transactions	19,197	5,497	(13,700)	(71.4)
Investment expenses:	20,746	17,109	(3,637)	(17.5)
Losses on sale of securities	5,253	3,748	(1,505)	(28.6)
Losses on devaluation of securities	8,073	7,655	(417)	(5.2)

Operating expenses and general and administrative expenses:	104,569	103,340	(1,228)	(1.2)
Operating expenses and general and administrative expenses for underwriting	99,044	98,170	(873)	(0.9)

Other ordinary income and expenses	(2,018)	479	2,497	—

Ordinary profit:	70,971	46,672	(24,298)	(34.2)
Underwriting profit	36,814	7,012	(29,801)	(81.0)

Extraordinary income	1,850	927	(923)	(49.9)
Extraordinary losses	931	11,007	10,076	—

Extraordinary income and losses	919	(10,080)	(10,999)	—

Income before income taxes	71,890	36,591	(35,298)	(49.1)
Income taxes-current	27,233	7,256	(19,977)	(73.4)
Refund of income taxes for prior periods	(13,947)	—	13,947	—
Income taxes-deferred	9,573	1,951	(7,621)	(79.6)
Total income taxes	22,859	9,207	(13,651)	(59.7)
Net income	49,031	27,384	(21,646)	(44.1)

Net loss ratio	67.6%	67.0%
Net expense ratio	33.4	33.1

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>

Direct premiums written (including Deposit premiums from policyholders)	712,924	736,582	23,658	3.3%
Direct premiums written	641,865	654,606	12,741	2.0
Net premiums written	608,264	623,480	15,216	2.5

Net loss ratio	67.5%	67.1%
Net expense ratio	33.3	33.1

(Note) 1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Mitsui Sumitomo Insurance Co., Ltd. (Non-Consolidated))
Premiums Written and Claims Paid by Line
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	108,783	17.0	1.5	107,868	16.5	(0.8)
Marine	34,407	5.4	(21.7)	35,311	5.4	2.6
Personal Accident	69,758	10.9	(0.7)	72,597	11.1	4.1
Voluntary Automobile	265,812	41.5	(1.7)	276,891	42.2	4.2
Compulsory Automobile Liability	64,329	10.0	(15.3)	66,489	10.1	3.4
Other	97,697	15.2	(0.3)	96,530	14.7	(1.2)

Total	640,790	100.0	(3.8)	655,690	100.0	2.3
Deposit premiums from policyholders	71,059		(24.7)	81,976		15.4

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	266,887		(2.2)	275,807		3.3

Total	641,865		(3.9)	654,606		2.0

Net Premiums Written by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	87,683	14.4	0.3	89,542	14.3	2.1
Marine	26,674	4.4	(24.8)	27,884	4.5	4.5
Personal Accident	67,483	11.1	(0.7)	69,573	11.1	3.1

Voluntary Automobile	265,258	43.7	(1.9)	277,038	44.4	4.4
Compulsory Automobile Liability	67,442	11.1	(18.7)	69,422	11.1	2.9
Other	92,647	15.3	(3.4)	91,103	14.6	(1.7)

Total	607,189	100.0	(5.1)	624,564	100.0	2.9

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	266,333		(2.4)	275,954		3.6

Total	608,264		(5.3)	623,480		2.5

Net Claims Paid by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	32,419	(3.9)	39.2	34,466	6.3	40.5
Marine	14,416	(4.3)	57.4	13,177	(8.6)	50.2
Personal Accident	34,649	2.4	57.6	37,131	7.2	59.3
Voluntary Automobile	169,539	(0.9)	71.6	181,973	7.3	73.4
Compulsory Automobile Liability	67,070	(3.5)	107.5	67,752	1.0	105.1
Other	56,321	(11.4)	64.1	47,174	(16.2)	55.1

Total	374,417	(3.2)	67.6	381,675	1.9	67.0

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	169,539	(0.9)	71.4	181,973	7.3	73.7

Total	374,417	(3.2)	67.5	381,675	1.9	67.1

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Mitsui Sumitomo Insurance Co., Ltd. (Non-Consolidated))
Solvency Margin Ratio
     Domestic insurance companies calculate solvency margin ratio based on Ministry of Finance Notification No. 50, dated 1996 and on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law.
     Insurance companies provide for reserves to cover payment of insurance claims for covered risks. However, it is essential to maintain sufficient capacity to enable payment even when risks exceeding those normally foreseen occur, such as the occurrence of a major disaster or a large decline in the price of assets held by the insurance company.
     It is the solvency margin ratio ((C) in the table below) that serves as an indicator of the capacity to pay the “Total amount of risk” ((B) in the table below), which expresses risks exceeding those normally foreseen, with capital, reserves, and other funds held by the insurance company (namely, the total amount for the solvency margin ((A) in the table below). This ratio is calculated based on the Insurance Business Law and other related laws.
     The solvency margin ratio is one objective measure used by administrative authorities in monitoring insurance companies.
The company is deemed to have sufficient capacity to pay insurance claims and other expenses if the ratio is 200% or higher.

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	2,054,575	2,241,511
Total net assets	634,490	621,596
Reserve for price fluctuation	4,019	2,689
Contingency reserve	—	233
Catastrophe reserve	588,090	583,635
General bad debts reserve	1,146	1,338
Net unrealized gains/losses on securities (Prior to tax effect deductions)	608,167	799,409
Net unrealized gains/losses on land	50,957	72,972
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	35,118	35,583
Others	202,824	195,220

(B) Total amount of risks	507,594	534,040
General insurance risk (R1)	73,512	73,498
Third sector insurance risk (R2)	—	23
Assumed interest risk (R3)	6,402	6,426
Asset management risk (R4)	261,720	289,698
Business administration risk (R5)	11,200	11,736
Catastrophe risk (R6)	218,375	217,188

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	809.5%	839.4%

(Aioi Insurance Co., Ltd. (Non-Consolidated))
Summary of Non-Consolidated Results of Operations

	(Yen in millions)
	Six months ended	Six months ended		Change Ratio
	September 30, 2009	September 30, 2010	Change	(%)

Direct premiums written (including Deposit premiums from policyholders):	435,228	436,640	1,411	0.3
Direct premiums written	411,233	411,032	(200)	(0.0)

Underwriting income:	459,166	476,159	16,993	3.7
Net premiums written	397,899	407,364	9,464	2.4
Deposit premiums from policyholders	23,995	25,607	1,612	6.7
Reversal of outstanding claims	6,959	5,672	(1,286)	(18.5)
Reversal of underwriting reserves	20,720	25,859	5,138	24.8
Underwriting expenses:	378,298	395,107	16,809	4.4
Net claims paid	236,784	246,542	9,758	4.1
Loss adjustment expenses	24,457	18,716	(5,740)	(23.5)
Commission and collection expenses	70,415	73,437	3,021	4.3
Maturity refunds to policyholders	43,926	51,219	7,293	16.6

Investment income:	26,851	24,457	(2,393)	(8.9)
Interest and dividends received	24,814	23,009	(1,804)	(7.3)
Gains on sale of securities	3,049	8,654	5,605	183.8
Gains on derivative transactions	7,137	1,211	(5,925)	(83.0)
Investment expenses:	6,258	8,682	2,424	38.7
Losses on sale of securities	1,381	24	(1,356)	(98.2)
Losses on devaluation of securities	3,319	6,753	3,434	103.5

Operating expenses and general and administrative expenses:	74,800	73,919	(880)	(1.2)
Operating expenses and general and administrative expenses for underwriting	70,778	70,181	(596)	(0.8)

Other ordinary income and expenses	987	1,198	210	21.4

Ordinary profit:	27,647	24,105	(3,541)	(12.8)
Underwriting profit	9,411	11,466	2,054	21.8

Extraordinary income	395	36	(358)	(90.6)
Extraordinary losses	2,142	13,814	11,672	544.9

Extraordinary income and losses	(1,746)	(13,777)	(12,030)	—

Income before income taxes	25,900	10,327	(15,572)	(60.1)
Income taxes-current	3,175	2,046	(1,128)	(35.6)
Income taxes-deferred	5,867	1,224	(4,642)	(79.1)
Total income taxes	9,042	3,270	(5,771)	(63.8)
Net income	16,858	7,056	(9,801)	(58.1)

Net loss ratio	65.7%	65.1%
Net expense ratio	35.5	35.3

(Note) 1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Aioi Insurance Co., Ltd. (Non-Consolidated))
Premiums Written and Claims Paid by Line
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)

		(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	57,170	13.9	(2.2)	56,779	13.8	(0.7)
Marine	1,820	0.5	(38.1)	2,076	0.5	14.1
Personal Accident	24,897	6.1	(2.2)	24,237	5.9	(2.7)
Voluntary Automobile	227,982	55.4	(1.4)	229,533	55.9	0.7
Compulsory Automobile Liability	61,356	14.9	(16.8)	62,621	15.2	2.1
Other	38,007	9.2	(4.7)	35,784	8.7	(5.8)

Total	411,233	100.0	(4.7)	411,032	100.0	(0.0)
Deposit premiums from policyholders	23,995		(11.3)	25,607		6.7

Net Premiums Written by Lines of Insurance

		(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	48,080	12.1	(2.8)	50,795	12.5	5.6
Marine	1,755	0.4	(42.0)	1,899	0.4	8.2
Personal Accident	23,144	5.8	(3.2)	23,096	5.7	(0.2)
Voluntary Automobile	232,778	58.5	(1.2)	239,831	58.9	3.0
Compulsory Automobile Liability	54,724	13.8	(18.4)	56,717	13.9	3.6
Other	37,414	9.4	(4.0)	35,023	8.6	(6.4)

Total	397,899	100.0	(4.8)	407,364	100.0	2.4

Net Claims Paid by Lines of Insurance

		(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	15,877	0.8	35.3	18,131	14.2	37.6
Marine	1,064	(16.7)	63.4	961	(9.7)	54.3
Personal Accident	10,816	(1.4)	51.4	10,691	(1.2)	49.5
Voluntary Automobile	137,817	2.7	65.9	145,953	5.9	65.7
Compulsory Automobile Liability	49,032	(3.5)	98.8	49,698	1.4	94.5
Other	22,175	(16.7)	63.9	21,106	(4.8)	64.3

Total	236,784	(1.2)	65.7	246,542	4.1	65.1

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Aioi Insurance Co., Ltd. (Non-Consolidated))
Solvency Margin Ratio

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	643,343	723,308
Total net assets	329,526	330,119
Reserve for price fluctuation	3,163	2,541
Contingency reserve	517	517
Catastrophe reserve	255,753	265,157
General bad debts reserve	417	397
Net unrealized gains/losses on securities (Prior to tax effect deductions)	(2,427)	50,434
Net unrealized gains/losses on land	518	10,178
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	29,390	27,004
Others	85,266	90,966

(B) Total amount of risks	178,453	191,355
General insurance risk (R1)	46,634	46,635
Third sector insurance risk (R2)	—	—
Assumed interest risk (R3)	2,243	2,307
Asset management risk (R4)	78,365	86,127
Business administration risk (R5)	4,168	4,440
Catastrophe risk (R6)	81,158	86,937

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	721.0%	755.9%

(Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated))
Summary of Non-Consolidated Results of Operations

	(Yen in millions)
	Six months ended	Six months ended		Change Ratio
	September 30, 2009	September 30, 2010	Change	(%)

Direct premiums written (including Deposit premiums from policyholders):	186,854	184,325	(2,528)	(1.4)
Direct premiums written	180,004	177,553	(2,451)	(1.4)

Underwriting income:	170,638	176,890	6,252	3.7
Net premiums written	154,945	150,963	(3,982)	(2.6)
Deposit premiums from policyholders	6,849	6,772	(77)	(1.1)
Underwriting expenses:	146,973	154,670	7,697	5.2
Net claims paid	94,546	97,311	2,764	2.9
Loss adjustment expenses	9,110	9,102	(8)	(0.1)
Commission and collection expenses	26,701	26,287	(413)	(1.6)
Maturity refunds to policyholders	16,179	16,145	(34)	(0.2)

Investment income:	16,253	21,087	4,833	29.7
Interest and dividends received	10,517	10,107	(410)	(3.9)
Gains on sale of securities	9,494	14,625	5,131	54.1
Investment expenses:	6,854	8,177	1,322	19.3
Losses on sale of securities	2,790	3,812	1,021	36.6
Losses on devaluation of securities	3,409	3,141	(268)	(7.9)
Losses on derivative transactions	533	843	310	58.2

Operating expenses and general and administrative expenses:	26,532	28,398	1,866	7.0
Operating expenses and general and administrative expenses for underwriting	24,705	26,575	1,870	7.6

Other ordinary income and expenses	(153)	(163)	(9)	—

Ordinary profit:	6,378	6,568	189	3.0
Underwriting losses	(814)	(3,336)	(2,522)	—

Extraordinary income	71	25	(46)	(64.8)
Extraordinary losses	1,358	9,422	8,064	593.8

Extraordinary income and losses	(1,287)	(9,397)	(8,110)	—

Income (loss) before income taxes	5,091	(2,829)	(7,921)	(155.6)
Income taxes — current	1,492	82	(1,410)	(94.5)
Income taxes — deferred	60	(1,559)	(1,620)	—
Total income taxes	1,552	(1,477)	(3,030)	(195.1)
Net income (loss)	3,538	(1,352)	(4,890)	(138.2)

Net loss ratio	66.9%	70.5%
Net expense ratio	33.2	35.0

(Note) 1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated))
Premiums Written and Claims Paid by Line
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	31,734	17.6	10.9	26,935	15.2	(15.1)
Marine	2,782	1.5	(22.3)	3,038	1.7	9.2
Personal Accident	15,226	8.5	(2.3)	14,936	8.4	(1.9)
Voluntary Automobile	80,486	44.7	0.5	82,123	46.3	2.0
Compulsory Automobile Liability	16,001	8.9	(9.3)	15,341	8.6	(4.1)
Other	33,772	18.8	22.6	35,177	19.8	4.2

Total	180,004	100.0	4.0	177,553	100.0	(1.4)
Deposit premiums from policyholders	6,849		(15.6)	6,772		(1.1)

Net Premiums Written by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	23,320	15.1	11.9	18,729	12.4	(19.7)
Marine	2,028	1.3	(22.2)	2,274	1.5	12.1
Personal Accident	14,651	9.5	(3.0)	14,363	9.5	(2.0)
Voluntary Automobile	80,293	51.8	0.4	81,706	54.1	1.8
Compulsory Automobile Liability	14,586	9.4	(17.0)	14,925	9.9	2.3
Other	20,065	12.9	2.0	18,963	12.6	(5.5)

Total	154,945	100.0	(0.5)	150,963	100.0	(2.6)

Net Claims Paid by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	8,425	8.4	37.7	8,377	(0.6)	46.8
Marine	1,617	(1.1)	83.0	1,684	4.2	77.0
Personal Accident	8,141	7.0	60.8	7,812	(4.0)	60.1
Voluntary Automobile	51,727	2.0	72.2	55,714	7.7	75.5
Compulsory Automobile Liability	13,471	(4.5)	100.5	13,564	0.7	100.1
Other	11,164	7.1	58.0	10,158	(9.0)	56.2

Total	94,546	2.5	66.9	97,311	2.9	70.5

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated))
Solvency Margin Ratio

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	356,940	413,014
Total net assets	148,114	153,456
Reserve for price fluctuation	1,571	1,246
Contingency reserve	176	185
Catastrophe reserve	131,903	135,158
General bad debts reserve	59	84
Net unrealized gains/losses on securities (Prior to tax effect deductions)	31,909	67,559
Net unrealized gains/losses on land	11,947	18,243
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	—	—
Others	31,257	37,080

(B) Total amount of risks	89,602	91,622
General insurance risk (R1)	19,976	19,973
Third sector insurance risk (R2)	—	0
Assumed interest risk (R3)	1,022	1,038
Asset management risk (R4)	33,358	36,722
Business administration risk (R5)	2,043	2,090
Catastrophe risk (R6)	47,796	46,813

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	796.7%	901.5%

(Mitsui Direct General Insurance Co., Ltd. (Non-Consolidated))
Summary of Non-Consolidated Results of Operations

	(Yen in millions)
	Six months ended	Six months ended		Change Ratio
	September 30, 2009	September 30, 2010	Change	(%)

Direct premiums written (including Deposit premiums from policyholders):	15,672	16,110	438	2.8
Direct premiums written	15,672	16,110	438	2.8

Underwriting income:	15,852	17,008	1,155	7.3
Net premiums written	15,751	16,224	473	3.0
Underwriting expenses:	12,614	13,308	693	5.5
Net claims paid	9,694	11,470	1,776	18.3
Loss adjustment expenses	1,044	1,086	41	4.0
Commission and collection expenses	135	124	(11)	(8.6)

Investment income:	97	109	12	12.5
Interest and dividends received	102	115	12	12.1
Gains on sale of securities	0	0	(0)	(64.5)
Investment expenses:	—	—	—	—

Operating expenses and general and administrative expenses:	3,967	3,564	(403)	(10.2)
Operating expenses and general and administrative expenses for underwriting	3,963	3,563	(400)	(10.1)

Other ordinary income and expenses	1	0	(0)	(43.9)

Ordinary profit:	(630)	245	876	—
Underwriting profit (loss)	(725)	136	862	—

Extraordinary income	0	0	0	41.2
Extraordinary losses	7	4	(3)	(40.5)

Extraordinary income and losses	(7)	(3)	3	—

Income (loss) before income taxes	(637)	241	879	—
Income taxes — current	6	6	(0)	(0.3)
Total income taxes	6	6	(0)	(0.3)
Net income (loss)	(644)	235	879	—

Net loss ratio	68.2%	77.4%
Net expense ratio	26.0	22.7

(Note) 1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Mitsui Direct General Insurance Co., Ltd. (Non-Consolidated))
Premiums Written and Claims Paid by Line
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)

(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	61	0.4	68.7	70	0.4	14.9
Voluntary Automobile	15,610	99.6	11.8	16,039	99.6	2.7
Compulsory Automobile Liability	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	15,672	100.0	11.9	16,110	100.0	2.8
Deposit premiums from policyholders	—		—	—		—

Net Premiums Written by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	61	0.4	68.7	70	0.5	14.9
Voluntary Automobile	15,560	98.8	11.8	15,986	98.5	2.7
Compulsory Automobile Liability	129	0.8	5.4	167	1.0	29.4
Other	—	—	—	—	—	—

Total	15,751	100.0	11.9	16,224	100.0	3.0

Net Claims Paid by Lines of Insurance

	(Yen in millions)
	Six months ended September 30, 2009			Six months ended September 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	20	52.8	47.3	30	48.1	52.8
Voluntary Automobile	9,567	21.3	68.1	11,300	18.1	77.4
Compulsory Automobile Liability	106	20.8	82.0	139	31.7	83.5
Other	—	—	—	—	—	—

Total	9,694	21.3	68.2	11,470	18.3	77.4

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Mitsui Direct General Insurance Co., Ltd. (Non-Consolidated))
Solvency Margin Ratio

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	10,686	10,738
Total net assets	9,745	9,510
Reserve for price fluctuation	15	13
Contingency reserve	0	0
Catastrophe reserve	523	1,033
General bad debts reserve	0	0
Net unrealized gains/losses on securities (Prior to tax effect deductions)	401	180
Net unrealized gains/losses on land	—	—
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	—	—
Others	—	—

(B) Total amount of risks	3,207	3,206
General insurance risk (R1)	2,798	2,798
Third sector insurance risk (R2)	—	—
Assumed interest risk (R3)	0	0
Asset management risk (R4)	226	219
Business administration risk (R5)	99	99
Catastrophe risk (R6)	300	300

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	666.4%	669.8%

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (Non-Consolidated))
Results for the Six Months Ended September 30, 2010
Amount of Policies in Force and New Policies
(1) Amount of policies in force

	(Yen in millions)
	As of September 30, 2010		As of March 31, 2010
	Number of policies		Number of policies
	(in thousands)	Amount	(in thousands)	Amount

Individual Insurance	1,204	9,427,276	1,131	9,129,287
Individual Annuities	69	319,109	67	315,415
Group Insurance	—	2,452,271	—	2,699,819
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of (a) the funds to be held at the time annuity payments are to commence for an annuity for which payment has not yet commenced, and (b) the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of new policies

	(Yen in millions)
	Six months ended September 30, 2009				Six months ended September 30, 2010
	Number of				Number of
	policies			Net increase	policies			Net increase
	(in thousands)	Amount	New policies	by conversion	(in thousands)	Amount	New policies	by conversion

Individual Insurance	103	790,636	790,636	—	119	813,311	813,311	—
Individual Annuities	2	16,576	16,576	—	3	18,310	18,310	—
Group Insurance	—	20,103	20,103	—	—	20,049	20,049	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence.
Annualized Premiums
(1) Amount of policies in force

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010

Individual Insurance	178,427	175,780
Individual Annuities	18,991	18,800

Total	197,418	194,580
Medical coverage, living benefits, etc.	36,907	33,795

(2) Amount of new policies

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Individual Insurance	12,907	14,143
Individual Annuities	962	1,032

Total	13,869	15,175
Medical coverage, living benefits, etc.	3,696	4,563

(Notes)

1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (Non-Consolidated))
Selected Results of Operations

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010	Change

Insurance premiums and other	108,660	114,970	6,310
Investment income	10,171	10,841	670
Insurance claims and other	64,431	63,329	(1,101)
Investment expenses	11	674	663
Total Assets

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010

Total assets	1,201,174	1,148,341
Solvency Margin Ratio
	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	140,047	124,409
Total capital	48,046	49,086
Reserve for price fluctuation	1,724	1,600
Contingency reserve	10,149	9,870
General bad debts reserve	9	14
Net unrealized gains/losses on securities×90%	26,037	12,195
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	52,633	50,246
Brought in capital	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	1,446	1,396

(B) Total amount of risks	12,164	11,682
Insurance risk (R1)	6,627	6,604
Third sector insurance risk (R8)	2,021	1,814
Assumed interest risk (R2)	673	666
Asset management risk (R3)	7,397	6,962
Business administration risk (R4)	334	320
Minimum guarantee risk (R7)	—	—

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,302.5%	2,129.7%

(Aioi Life Insurance Co., Ltd. (Non-Consolidated))
Results for the Six Months Ended September 30, 2010
Amount of Policies in Force and New Policies
(1) Amount of policies in force

	(Yen in millions)
	As of September 30, 2010		As of March 31, 2010
	Number of policies		Number of policies
	(in thousands)	Amount	(in thousands)	Amount
Individual Insurance	527	5,780,982	498	5,577,308
Individual Annuities	78	276,865	75	265,997
Group Insurance	—	2,361,050	—	2,322,437
Group Annuities	—	470	—	477

(Note)	The amount in individual annuities is the sum of (a) the funds to be held at the time annuity payments are to commence for an annuity for which payment has not yet commenced, and (b) the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of new policies

	(Yen in millions)
	Six months ended September 30, 2009				Six months ended September 30, 2010
	Number of				Number of
	policies			Net increase	policies			Net increase
	(in thousands)	Amount	New policies	by conversion	(in thousands)	Amount	New policies	by conversion
Individual Insurance	40	513,978	513,978	—	45	473,943	473,943	—
Individual Annuities	4	15,091	15,091	—	5	19,239	19,239	—
Group Insurance	—	25,693	25,693	—	—	5,532	5,532	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence.
Annualized Premiums
(1) Amount of policies in force

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
Individual Insurance	59,386	58,519
Individual Annuities	15,578	15,029

Total	74,964	73,548
Medical coverage, living benefits, etc.	7,296	7,336

(2) Amount of New Policies

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Individual Insurance	3,815	3,747
Individual Annuities	917	1,053

Total	4,733	4,801
Medical coverage, living benefits, etc.	352	238

(Notes)

1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Aioi Life Insurance Co., Ltd. (Non-Consolidated))
Selected Results of Operations

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010	Change
Insurance premiums and other	48,988	53,321	4,333
Investment income	4,532	5,329	796
Insurance claims and other	19,622	20,497	874
Investment expenses	675	332	(343)
Total Assets

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
Total assets	524,112	467,966
Solvency Margin Ratio
	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	82,936	74,227
Total capital	32,857	32,617
Reserve for price fluctuation	605	558
Contingency reserve	7,417	7,142
General bad debts reserve	0	—
Net unrealized gains/losses on securities×90%	7,853	1,759
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	31,316	29,722
Brought in capital	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	2,885	2,427

(B) Total amount of risks	7,707	7,443
Insurance risk (R1)	4,731	4,594
Third sector insurance risk (R8)	1,135	1,092
Assumed interest risk (R2)	234	230
Asset management risk (R3)	4,433	4,250
Business administration risk (R4)	210	203
Minimum guarantee risk (R7)	—	—

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,152.0%	1,994.3%

(Mitsui Sumitomo MetLife Insurance Co., Ltd. (Non-Consolidated))
Results for the Six Months Ended September 30, 2010
Amount of Policies in Force and New Policies
(1) Amount of policies in force

(Yen in millions)
	As of September 30, 2010		As of March 31, 2010
	Number of policies		Number of policies
	(in thousands)	Amount	(in thousands)	Amount
Individual Insurance	9	113,841	9	114,009
Individual Annuities	403	2,862,948	387	3,023,577
Group Insurance	—	—	—	—
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of (a) the funds to be held at the time annuity payments are to commence (in the case of an individual variable annuity, insurance premium reserve) for an annuity for which payment has not yet commenced and (b) the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of new policies

(Yen in millions)
	Six months ended September 30, 2009				Six months ended September 30, 2010
	Number of				Number of
	policies			Net increase	policies			Net increase
	(in thousands)	Amount	New policies	by conversion	(in thousands)	Amount	New policies	by conversion
Individual Insurance	0	525	525	—	0	2,358	2,358	—
Individual Annuities	36	240,232	240,232	—	22	127,141	127,141	—
Group Insurance	—	—	—	—	—	—	—	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (in the case of an individual variable annuity, insurance premium reserve at the time of enrollment.)
Annualized Premiums
(1) Amount of policies in force

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
Individual Insurance	9,578	9,578
Individual Annuities	451,071	522,135

Total	460,649	531,714
Medical coverage, living benefits, etc.	87	103

(2) Amount of new policies

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Individual Insurance	43	211
Individual Annuities	136,838	56,562

Total	136,882	56,774
Medical coverage, living benefits, etc.	0	—

(Notes)

1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Mitsui Sumitomo MetLife Insurance Co., Ltd. (Non-Consolidated))
Selected Results of Operations

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010	Change
Insurance premiums and other	265,404	128,827	(136,577)
Investment income	278,863	9	(278,853)
Insurance claims and other	63,217	106,264	43,047
Investment expenses	278	158,448	158,170
Total Assets

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
Total assets	2,968,175	3,116,508
Separate account balance	2,381,358	2,586,618
Solvency Margin Ratio
	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	172,496	174,313
Total capital	44,550	35,408
Reserve for price fluctuation	940	682
Contingency reserve	15,122	13,930
General bad debts reserve	—	—
Net unrealized gains/losses on securities×90%	352	(23)
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	111,530	123,314
Subordinated debt, etc.	—	1,000
Deductions	—	—
Others	—	—

(B) Total amount of risks	34,392	32,949
Insurance risk (R1)	32	17
Third sector insurance risk (R8)	19	20
Assumed interest risk (R2)	2,836	2,747
Asset management risk (R3)	10,719	9,386
Business administration risk (R4)	1,003	960
Minimum guarantee risk (R7)	19,833	19,854

(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	1,003.0%	1,058.0%

7. Financial Statements for Major Consolidated Subsidiaries
(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
	As of September 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	139,210	183,387
Call loans	30,600	33,700
Securities bought under resale agreements	36,992	15,998
Monetary claims bought	108,022	102,027
Money trusts	7,783	10,524
Investments in securities	4,069,587	4,327,376
Loans	711,090	718,587
Tangible fixed assets	232,893	239,336
Intangible fixed assets	8,829	7,465
Other assets	380,439	337,004
Deferred tax assets	38,715	—
Customers’ liabilities under acceptances and guarantees	3,633	4,577
Bad debts reserve	(7,381)	(8,004)

Total assets	5,760,417	5,971,982

(Liabilities)
Underwriting funds:	4,309,180	4,386,065
Outstanding claims	523,818	540,188
Underwriting reserves	3,785,362	3,845,876
Bonds	94,973	94,969
Other liabilities:	172,092	155,581
Income tax payable	8,976	9,969
Lease obligations	892	964
Asset retirement obligations	5,175	—
Other liabilities	157,048	144,647
Reserve for pension and retirement benefits	81,846	81,009
Reserve for pension and retirement benefits for officers and operating officers	1,882	2,003
Accrued bonuses for employees	7,959	10,375
Reserve under the special law:	4,019	2,689
Reserve for price fluctuation	4,019	2,689
Deferred tax liabilities	—	29,397
Liabilities under acceptances and guarantees	3,633	4,577
Total liabilities	4,675,587	4,766,667

(Net assets)
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	406,427	402,893
Total shareholders’ equity	639,130	635,596
Unrealized gains on investments, net of tax	431,798	567,580
Deferred hedge gains (losses), net of tax	13,900	2,138
Total valuation and translation adjustment	445,699	569,718
Total net assets	1,084,830	1,205,315

Total liabilities and net assets	5,760,417	5,971,982

(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount
Ordinary income:	841,812	862,144
Underwriting income:	776,768	798,963
Net premiums written	607,189	624,564
Deposit premiums from policyholders	71,059	81,976
Investment income on deposit premiums from policyholders	27,761	25,944
Reversal of outstanding claims	20,347	5,916
Reversal of underwriting reserves	50,336	60,513
Investment income:	63,077	61,627
Interest and dividends received	63,939	61,299
Investment gains on money trusts	499	36
Gains on sale of securities	5,418	18,510
Gains on derivative transactions	19,197	5,497
Transfer of investment income on deposit premiums from policyholders	(27,761)	(25,944)
Other ordinary income	1,967	1,553

Ordinary expenses:	770,841	815,472
Underwriting expenses:	641,540	693,948
Net claims paid	374,417	381,675
Loss adjustment expenses	36,111	36,570
Commission and collection expenses	103,708	108,448
Maturity refunds to policyholders	126,105	165,332
Investment expenses:	20,746	17,109
Investment losses on money trusts	43	255
Losses on sale of securities	5,253	3,748
Losses on devaluation of securities	8,073	7,655
Operating expenses and general and administrative expenses	104,569	103,340
Other ordinary expenses:	3,985	1,073
Interest paid	1,188	817

Ordinary profit	70,971	46,672

Extraordinary income:	1,850	927
Extraordinary losses:	931	11,007

Income before income taxes	71,890	36,591
Income taxes — current	27,233	7,256
Refund of income taxes for prior periods	(13,947)	—
Income taxes — deferred	9,573	1,951
Total income taxes	22,859	9,207

Net income	49,031	27,384

(Aioi Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance
		sheet for the previous
	As of September 30, 2010	business year)
Items	Amount	Amount

(Assets)
Cash deposits and savings	253,997	176,629
Monetary claims bought	3,483	14,094
Money trusts	1,918	4,604
Investments in securities	1,226,888	1,386,289
Loans	307,945	324,158
Tangible fixed assets	148,305	147,982
Intangible fixed assets	3,885	4,525
Other assets	220,290	219,970
Deferred tax assets	163,731	143,849
Customers’ liabilities under acceptances and guarantees	2,500	3,000
Bad debts reserve	(1,725)	(1,811)

Total assets	2,331,220	2,423,293

(Liabilities)
Underwriting funds:	1,886,081	1,917,613
Outstanding claims	307,187	312,860
Underwriting reserves	1,578,893	1,604,752
Other liabilities:	81,540	102,529
Income tax payable	1,900	1,790
Lease obligations	81	130
Asset retirement obligations	442	—
Other liabilities	79,117	100,608
Reserve for pension and retirement benefits	20,905	19,893
Reserve for pension and retirement benefits for officers and operating officers	—	84
Accrued bonuses for employees	4,454	4,362
Reserve under the special law:	3,163	2,541
Reserve for price fluctuation	3,163	2,541
Liabilities under acceptances and guarantees	2,500	3,000

Total liabilities	1,998,645	2,050,024

(Net assets)
Common stock	100,005	100,005
Capital surplus	44,081	44,097
Retained earnings	190,039	201,321
Treasury stock	—	(7,963)
Total shareholders’ equity	334,126	337,460
Unrealized gains on investments, net of tax	(1,551)	35,808
Total valuation and translation adjustments	(1,551)	35,808

Total net assets	332,575	373,268

Total liabilities and net assets	2,331,220	2,423,293

(Aioi Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount

Ordinary income:	487,999	501,925
Underwriting income:	459,166	476,159
Net premiums written	397,899	407,364
Deposit premiums from policyholders	23,995	25,607
Investment income on deposit premiums from policyholders	9,400	8,589
Reversal of outstanding claims	6,959	5,672
Reversal of underwriting reserves	20,720	25,859
Investment income:	26,851	24,457
Interest and dividends received	24,814	23,009
Investment gains on money trusts	661	0
Gains on sale of securities	3,049	8,654
Gains on derivative transactions	7,137	1,211
Transfer of investment income on deposit premiums from policyholders	(9,400)	(8,589)
Other ordinary income	1,981	1,308

Ordinary expenses:	460,351	477,820
Underwriting expenses:	378,298	395,107
Net claims paid	236,784	246,542
Loss adjustment expenses	24,457	18,716
Commission and collection expenses	70,415	73,437
Maturity refunds to policyholders	43,926	51,219
Investment expenses:	6,258	8,682
Losses on trading securities	3	4
Losses on sale of securities	1,381	24
Losses on devaluation of securities	3,319	6,753
Operating expenses and general and administrative expenses	74,800	73,919
Other ordinary expenses:	994	110

Interest paid	0	0

Ordinary profit	27,647	24,105

Extraordinary income:	395	36
Extraordinary losses:	2,142	13,814

Income before income taxes	25,900	10,327
Income taxes — current	3,175	2,046
Income taxes — deferred	5,867	1,224
Total income taxes	9,042	3,270

Net income	16,858	7,056

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance
		sheet for the previous
	As of September 30, 2010	business year)
Items	Amount	Amount

(Assets)
Cash deposits and savings	40,160	28,378
Call loans	—	17,900
Investments in securities	787,896	836,761
Loans	35,837	36,621
Tangible fixed assets	58,646	56,945
Intangible fixed assets	233	234
Other assets	83,923	83,480
Deferred tax assets	62,729	46,850
Bad debts reserve	(762)	(907)
Investment loss reserve	—	(2)

Total assets	1,068,665	1,106,262

(Liabilities)
Underwriting funds:	860,664	870,632
Outstanding claims	133,064	127,557
Underwriting reserves	727,599	743,074
Other liabilities:	32,787	28,965
Income taxes payable	831	928
Lease obligations	38	—
Asset retirement obligations	786	—
Other liabilities	31,130	28,037
Reserve for pension and retirement benefits	499	416
Accrued bonuses for employees	—	579
Reserve under the special law:	1,571	1,246
Reserve for price fluctuation	1,571	1,246

Total liabilities	895,522	901,840

(Net assets)
Common stock	47,328	47,328
Capital surplus	40,303	40,307
Retained earnings	62,872	73,805
Treasury stock	—	(4,948)
Total shareholders’ equity	150,504	156,493
Unrealized gains on investments, net of tax	22,638	47,929
Total valuation and translation adjustments	22,638	47,929

Total net assets	173,142	204,422

Total liabilities and net assets	1,068,665	1,106,262

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount

Ordinary income:	187,373	198,476
Underwriting income:	170,638	176,890
Net premiums written	154,945	150,963
Deposit premiums from policyholders	6,849	6,772
Investment income on deposit premiums from policyholders	4,041	3,667
Reversal of underwriting reserves	4,795	15,474
Investment income:	16,253	21,087
Interest and dividends received	10,517	10,107
Gains on sale of securities	9,494	14,625
Transfer of investment income on deposit premiums from policyholders	(4,041)	(3,667)
Other ordinary income	481	499

Ordinary expenses:	180,994	191,908
Underwriting expenses:	146,973	154,670
Net claims paid	94,546	97,311
Loss adjustment expenses	9,110	9,102
Commission and collection expenses	26,701	26,287
Maturity refunds to policyholders	16,179	16,145
Provision for outstanding claims	306	5,507
Investment expenses:	6,854	8,177
Losses on sale of securities	2,790	3,812
Losses on devaluation of securities	3,409	3,141
Losses on derivative transactions	533	843
Operating expenses and general and administrative expenses	26,532	28,398
Other ordinary expenses:	634	662
Interest paid	0	0

Ordinary profit	6,378	6,568

Extraordinary income:	71	25
Extraordinary losses:	1,358	9,422

Income (loss) before income taxes	5,091	(2,829)
Income taxes — current	1,492	82
Income taxes — deferred	60	(1,559)
Total income taxes	1,552	(1,477)

Net income (loss)	3,538	(1,352)

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance sheet
	As of September 30, 2010	for the previous business year)
Items	Amount	Amount

(Assets)
Cash deposits and savings	2,959	3,080
Investments in securities	34,505	33,467
Tangible fixed assets	151	153
Intangible fixed assets	1,669	2,004
Other assets	4,331	4,790
Bad debts reserve	(1)	(1)

Total assets	43,615	43,494

(Liabilities)
Underwriting funds:	32,448	32,598
Outstanding claims	14,123	13,496
Underwriting reserves	18,325	19,102
Other liabilities:	810	955
Income taxes payable	92	107
Asset retirement obligations	9	—
Other liabilities	707	848
Accrued bonuses for employees	148	215
Reserve under the special law:	15	13
Reserve for price fluctuation	15	13
Deferred tax liabilities	161	72
Total liabilities	33,584	33,856

(Net assets)
Common stock	32,600	32,600
Capital surplus	2,500	2,500
Retained earnings	(25,354)	(25,589)
Total shareholders’ equity	9,745	9,510
Unrealized gains on investments, net of tax	284	128
Total valuation and translation adjustment adjustments	284	128
Total net assets	10,030	9,638

Total liabilities and net assets	43,615	43,494

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount

Ordinary income:	15,951	17,118
Underwriting income:	15,852	17,008
Net premiums written	15,751	16,224
Investment income on deposit premiums from policyholders	6	6
Reversal of underwriting reserves	94	777
Investment income:	97	109
Interest and dividends received	102	115
Gains on sale of securities	0	0
Transfer of investment income on deposit premiums from policyholders	(6)	(6)
Other ordinary income	1	0

Ordinary expenses:	16,582	16,872
Underwriting expenses:	12,614	13,308
Net claims paid	9,694	11,470
Loss adjustment expenses	1,044	1,086
Commission and collection expenses	135	124
Provision for outstanding claims	1,739	627
Investment expenses:	—	—
Operating expenses and general and administrative expenses	3,967	3,564
Other ordinary expenses:	0	0

Ordinary profit (loss)	(630)	245

Extraordinary income:	0	0
Extraordinary losses:	7	4

Income before income taxes	(637)	241
Income taxes — current	6	6
Total income taxes	6	6

Net income (loss)	(644)	235

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance sheet
	As of September 30, 2010	for the previous business year)
Items	Amount	Amount

(Assets)
Cash deposits and savings	10,655	13,056
Investments in securities	1,138,837	1,083,096
Loans	30,677	30,899
Tangible fixed assets	1,426	1,413
Intangible fixed assets	2,123	1,480
Agencies receivable	74	62
Reinsurance receivable	30	112
Other assets	17,432	17,962
Deferred tax assets	—	344
Bad debts reserve	(84)	(86)

Total assets	1,201,174	1,148,341

(Liabilities)
Underwriting funds:	1,119,984	1,082,224
Outstanding claims	12,085	11,642
Underwriting reserves	1,105,506	1,068,346
Reserve for dividends to policyholders	2,392	2,235
Agencies payable	2,108	1,869
Reinsurance payable	129	131
Other liabilities:	4,418	4,213
Income tax payable	892	26
Lease obligations	539	587
Asset retirement obligations	118	—
Other liabilities	2,869	3,599
Reserve for pension and retirement benefits	548	475
Reserve for pension and retirement benefits for officers and operating officers	83	88
Reserve under the special law:	1,724	1,600
Reserve for price fluctuation	1,724	1,600
Deferred tax liabilities	4,583	—
Total liabilities	1,133,580	1,090,603

(Net assets)
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	406	371
Total shareholders’ equity	49,120	49,086
Unrealized gains on investments, net of tax	18,472	8,651
Total valuation and translation adjustments	18,472	8,651
Total net assets	67,593	57,738

Total liabilities and net assets	1,201,174	1,148,341

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount
Ordinary income:	119,108	125,967
Insurance premiums and other:	108,660	114,970
Insurance premiums	108,564	114,919
Investment income:	10,171	10,841
Interest and dividends received	9,790	10,344
Gains on sale of securities	380	497
Other ordinary income	276	154

Ordinary expenses:	117,553	123,665
Insurance claims and other:	64,431	63,329
Insurance claims	14,815	16,140
Annuity payments	1,249	1,668
Benefits	2,738	3,111
Surrender benefits	44,974	41,573
Other refunds	390	579
Provision for underwriting reserves and other:	33,806	37,603
Provision for outstanding claims	617	443
Provision for underwriting reserves	33,189	37,159
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	11	674
Interest paid	5	11
Losses on sale of securities	4	504
Losses on devaluation of securities	—	157
Operating expenses:	17,944	20,347
Other ordinary expenses:	1,359	1,710

Ordinary profit	1,555	2,301

Extraordinary income:	8	3
Extraordinary losses:	123	808

Provision for reserve for dividends to policyholders	1,271	1,221
Income before income taxes	169	275
Income taxes — current	(147)	873
Income taxes — deferred	287	(632)
Total income taxes	140	240

Net income	28	34

(Aioi Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance sheet for
	As of September 30, 2010	the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	4,310	5,167
Call loans	560	—
Securities bought under resale agreements	20,594	1,999
Receivables under securities borrowing transactions	25,593	—
Investments in securities	443,713	432,680
Loans	12,961	12,570
Tangible fixed assets	431	218
Intangible fixed assets	1,787	1,964
Agencies receivable	59	10
Reinsurance receivable	677	827
Other assets	11,582	8,438
Deferred tax assets	1,890	4,089
Bad debts reserve	(50)	(0)

Total assets	524,112	467,966

(Liabilities)
Underwriting funds:	454,152	429,603
Outstanding claims	3,451	3,085
Underwriting reserves	447,232	422,823
Reserve for dividends to policyholders	3,468	3,694
Agencies payable	1,139	1,145
Reinsurance payable	253	198
Other liabilities:	28,757	2,362
Payables under securities lending transactions	26,154	—
Income tax payable	758	1,196
Asset retirement obligations	13	—
Other liabilities	1,831	1,165
Reserve for pension and retirement benefits	234	206
Reserve for pension and retirement benefits for officers and operating officers	25	27
Reserve under the special law:	605	558
Reserve for price fluctuation	605	558
Total liabilities	485,168	434,101

(Net assets)
Common stock	30,000	30,000
Capital surplus	473	473
Retained earnings	2,904	2,143
Total shareholders’ equity	33,378	32,617
Unrealized gains on investments, net of tax	5,566	1,247
Total valuation and translation adjustments	5,566	1,247
Total net assets	38,944	33,864

Total liabilities and net assets	524,112	467,966

(Aioi Life Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount

Ordinary income:	53,590	58,799
Insurance premiums and other:	48,988	53,321
Insurance premiums	47,936	52,751
Investment income:	4,532	5,329
Interest and dividends received	4,057	4,598
Gains on sale of securities	475	730
Other ordinary income	69	148

Ordinary expenses:	50,647	56,035
Insurance claims and other:	19,622	20,497
Insurance claims	5,537	5,998
Annuity payments	322	449
Benefits	1,877	1,909
Surrender benefits	10,964	11,256
Other refunds	208	202
Provision for underwriting reserves and other:	20,656	24,776
Provision for outstanding claims	146	365
Provision for underwriting reserves	20,509	24,409
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	675	332
Interest paid	0	5
Losses on sale of securities	475	—
Losses on derivative transactions	0	1
Operating expenses:	9,095	9,764
Other ordinary expenses:	597	665

Ordinary profit	2,943	2,764

Extraordinary income:	0	—
Extraordinary losses:	42	517

Provision for reserve for dividends to policyholders	1,088	1,001
Income before income taxes	1,812	1,245
Income taxes — current	633	737
Income taxes — deferred	58	(253)
Total income taxes	691	484

Net income	1,121	760

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets

	(Yen in millions)
		As of March 31, 2010
		(Summarized balance sheet
		for the previous business
	As of September 30, 2010	year)
Items	Amount	Amount

(Assets)
Cash deposits and savings	10,428	18,831
Money trusts	556,181	484,441
Investments in securities	2,379,542	2,582,629
Loans	677	638
Tangible fixed assets	719	660
Intangible fixed assets	832	618
Reinsurance receivable	852	708
Other assets	5,364	8,921
Deferred tax assets	13,574	19,057

Total assets	2,968,175	3,116,508

(Liabilities)
Underwriting funds:	2,910,179	3,068,340
Outstanding claims	6,560	6,913
Underwriting reserves	2,903,619	3,061,426
Agencies payable	934	1,611
Reinsurance payable	1,226	1,468
Other liabilities:	10,093	9,012
Income tax payable	3	8
Lease obligations	218	232
Asset retirement obligations	190	—
Other liabilities	9,680	8,771
Reserve under the special law:	940	682
Reserve for price fluctuation	940	682
Total liabilities	2,923,374	3,081,115

(Net assets)
Common stock	41,060	41,060
Capital surplus	24,735	24,735
Retained earnings	(21,244)	(30,386)
Total shareholders’ equity	44,550	35,408
Unrealized gains on investments, net of tax	249	(14)
Total valuation and translation adjustments	249	(14)
Total net assets	44,800	35,393

Total liabilities and net assets	2,968,175	3,116,508

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-Consolidated Statements of Income

	(Yen in millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Items	Amount	Amount

Ordinary income:	546,912	290,457
Insurance premiums and other:	265,404	128,827
Insurance premiums	261,828	125,205
Investment income:	278,863	9
Interest and dividends received	13	9
Investment gains on money trusts	30,934	—
Gains on separate accounts	247,678	—
Other ordinary income	2,645	161,620
Reversal of policy reserve	—	157,807

Ordinary expenses:	526,420	275,655
Insurance claims and other:	63,217	106,264
Insurance claims	17,018	19,783
Annuity payments	14,391	19,185
Benefits	3,991	15,016
Surrender benefits	16,735	39,512
Other refunds	898	1,163
Provision for underwriting reserves and other:	437,957	—
Provision for outstanding claims	671	—
Provision for underwriting reserves	437,286	—
Investment expenses:	278	158,448
Interest paid	32	22
Investment losses on money trusts	—	6,188
Losses on separate accounts	—	151,795
Operating expenses:	19,741	10,509
Other ordinary expenses:	5,225	432
Amortization of deferred assets under Article 113 of the Insurance Business Law	4,247	—

Ordinary profit	20,492	14,801

Extraordinary income:	—	—
Extraordinary losses:	270	323

Income before income taxes	20,221	14,478
Income taxes — current	4	3
Income taxes — deferred	7,338	5,332
Total income taxes	7,343	5,335

Net income	12,878	9,142

(Answer to joint questions from the press)
Mitsui Sumitomo Insurance Company, Limited, non-consolidated
Supplementary Information to Interim Financial Statements as of September 30, 2010

		(Yen in hundred millions)
			Six months ended September 30, 2010
	Six months ended				Change from six
	September 30,				months ended
	2009	FY 2009		Change from FY 2009	September 30, 2009

(1) Net premiums written	6,082	12,037	6,234	—	152
Increase ratio (%)	(5.3%)	(2.9%)	2.5%	5.4%	7.8%

(2) Total assets	60,301	59,719	57,604	(2,115)	(2,697)

(3) Loss ratio (%)	67.5%	70.3%	67.1%	(3.2%)	(0.4%)

(4) Expense ratio (%)	33.3%	34.5%	33.1%	(1.4%)	(0.2%)

(5) Combined ratio (%)	100.8%	104.8%	100.2%	(4.6%)	(0.6%)
Underwriting balance ratio (%)	(0.8%)	(4.8%)	(0.2%)	4.6%	0.6%

(6) Automobile
-Net premiums written	2,663	5,367	2,759	—	96
Increase ratio (%)	(2.4%)	(0.8%)	3.6%	4.4%	6.0%
-Underwriting balance ratio (%)	(4.7%)	(7.6%)	(6.4%)	1.2%	(1.7%)
-Loss ratio (%)	71.4%	73.4%	73.7%	0.3%	2.3%
-Expense ratio (%)	33.3%	34.2%	32.7%	(1.5%)	(0.6%)

(7) Fire
- Net premiums written	876	1,794	895	—	18
Increase ratio (%)	0.3%	1.8%	2.1%	0.3%	1.8%
-Underwriting balance ratio (%)	20.3%	14.4%	18.6%	4.2%	(1.7%)
-Loss ratio (%)	39.2%	43.3%	40.5%	(2.8%)	1.3%
-Expense ratio (%)	40.5%	42.3%	40.9%	(1.4%)	0.4%

(8) Number of employees	15,318	15,151	15,002	(149)	(316)

(9) Number of agents	40,686	39,927	39,850	(77)	(836)

(Note) 1.	Net premiums written and other ratios are calculated excluding Good Result Return premiums of “ModoRich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

2.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

4.	Combined ratio = Loss ratio + Expense ratio

5.	Underwriting balance ratio = 100 – Combined ratio

6.	Items shown with % within “Change from FY 2009” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2009, and six months ended September 30, 2009, respectively.
<Reference> Consolidated Indices (Consolidated financial figures for MS&AD Insurance Group Holdings, Inc.)

	(Yen in hundred millions)
	(Reference: Added		Six months ended September 30, 2010
	figures of the three
	companies)	(Reference: Added
	Six months ended	figures of the three			Change from six
	September 30,	companies)			months ended
	2009	FY 2009		Change from FY 2009	September 30, 2009

(1) Ordinary income	17,219	33,995	17,211	—	(8)

(2) Net premiums written	12,751	25,190	13,005	—	254
Increase ratio (%)	(5.2%)	(2.8%)	2.0%	4.8%	7.2%

(3) Life insurance premiums written	998	2,129	1,138	—	140
Increase ratio (%)	(5.5%)	4.0%	14.1%	10.1%	19.6%

(4) Ordinary profit	1,163	991	705	—	(457)

(5) Net income	775	573	400	—	(374)

(Note) Net premiums written are calculated excluding Good Result Return premiums of “ModoRich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

Mitsui Sumitomo Insurance Company, Limited, non-consolidated
(1) Disclosures on Bad Debts
     [Credit Obligations under Risk Management]

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Currently in bankruptcy	0	14	14
Delinquent in payments	52	24	20
Delinquent in payments for 3 months or more	10	8	9
Favorable loan revisions completed	36	20	19

Total	99	67	64
Ratio to balance of loans (%)	1.4%	0.9%	0.9%

Reference: balance of loans	7,321	7,185	7,110

[Results of Self Evaluations]
	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

No category	58,997	58,468	56,126

Category II	1,237	1,183	1,415
Category III	36	24	19
Category IV	112	105	149
Total category II-IV	1,386	1,314	1,584

Total	60,384	59,782	57,711

(Note)    Total indicates the amount of balance before direct depreciation based on self evaluation (including impairment of securities, etc., and loss due to impairment of fixed assets).
Amount of balance before direct depreciation:
     Six months ended September 30, 2009     ¥82 hundred millions
     FY 2009     ¥63 hundred millions
      (not including      ¥1 hundred millions loss due to impairment of fixed assets for the interim period)
     Six months ended September 30, 2010     ¥107 hundred millions
(2) Loss on Devaluation of Securities Due to Impairment

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	—	—	—
Stocks	23	29	68
Foreign securities	53	14	8
Other securities	3	5	—

Total	80	48	76

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30 % or more of book value are devaluated.

     Mitsui Sumitomo Insurance Company, Limited, non-consolidated
(3) Impairment of Fixed Assets

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Land	0	24	3
Buildings	1	10	28
Other	—	—	—

Total	1	34	31

(4) Unrealized Profit/losses of Securities

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	377	359	886
Stocks	7,150	8,467	6,010
Foreign securities	(217)	59	(96)
Other	36	59	42

Total	7,347	8,945	6,842

(Note) 1.	Above figures show amounts for other securities with fair market value.

2.	Other in six months ended September 30, 2009 and FY 2009 include beneficial interests of loan receivable trust processed as monetary claims bought.
Other in six months ended September 30, 2010 includes negotiable certificate of deposits processed as cash and deposits and beneficial interests of loan receivable trust and commercial papers processed as monetary claims bought.

(5) Status of Underwriting Operations of Third-sector Insurance

(in hundreds)
	Total number for six months ended		Breakdown of total number for six months
	September 30, 2010		ended September 30, 2010
		Changes from	Mitsui Sumitomo
		six months ended	Insurance Company,
	Number	September 30, 2009	Limited	Subsidiaries (Note 3)

Number of policies	787	53	106	681

(Note) 1.	Total and respective number of policies for Mitsui Sumitomo Insurance Company, Limited and its subsidiaries from April, 2010 to September, 2010.

2.	Above numbers show number of policies.

3.	Subsidiaries item show the number for Mitsui Sumitomo Kirameki Life Insurance Company, Limited.
(6) Impact of Natural Disasters

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Direct claims paid	24	136	8
Net claims paid	24	131	7

Accrued claims	11	24	6

(Note) 1.	Above figures are based on natural disasters that occurred during respective fiscal year. Net claims paid including claims for natural disasters that occurred during the last fiscal year are ¥28 hundred million for six months ended September 30, 2009, ¥137 hundred million for FY 2009, and ¥37 hundred million for six months ended September 30, 2010.

2.	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(7) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve

	(Yen in hundred millions)
	Six months ended September 30, 2009			FY 2009			Six months ended September 30, 2010
Lines	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision

Fire	2,087	121.5%	78	2,168	123.3%	159	2,248	128.2%	79
Marine	612	114.9%	10	622	120.0%	20	633	113.6%	10
Personal accident	809	60.0%	20	746	57.7%	39	733	52.7%	21
Voluntary Auto	85	1.6%	85	171	3.2%	171	88	1.6%	88
Other	1,238	66.8%	46	1,275	74.4%	84	1,304	71.6%	44

Total	4,833	44.8%	241	4,985	46.8%	475	5,008	45.4%	244

(Note) 1.	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers, compulsory auto liability insurance and Good Result Return of “ModoRich”) × 100 Ratio to balance for the interim period is calculated by doubling the net premiums written.

2.	Provision = Gross provision

Mitsui Sumitomo Insurance Company, Limited, non-consolidated
(8) Status of Reinsurance Underwriting

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance	Net reinsurance
u	premiums assumed	claims paid	premiums assumed	Net reinsurance claims paid

Fire	117	32	148	87
Marine	50	32	41	36
Personal accident	9	6	7	7
Voluntary auto	11	5	17	9
Compulsory auto liability	468	670	482	677
Other	88	73	82	52

Total	746	821	779	870

(9) Status of Ceded Reinsurance

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries

Fire	328	23	331	48
Marine	128	71	115	64
Personal accident	32	20	37	20
Voluntary auto	17	8	16	8
Compulsory auto liability	437	627	453	623
Other	138	67	136	40

Total	1,082	819	1,090	805

(Answer to joint questions from the press)
Aioi Insurance Co., Ltd., non-consolidated
Supplementary Information to Financial Statements as of September 30, 2010

	(Yen in hundred millions)
			Six months ended September 30, 2010
					Change from six
	Six months ended			Change from FY	months ended
	September 30, 2009	FY 2009		2009	September 30, 2009

(1) Net premiums written	3,978	7,940	4,073	—	94
Increase ratio (%)	(4.8%)	(2.8%)	2.4%	5.2%	7.2%

(2) Total assets	24,359	24,232	23,312	(920)	(1,046)

(3) Loss ratio (%)	65.7%	67.3%	65.1%	(2.2%)	(0.6%)

(4) Expense ratio (%)	35.5%	35.5%	35.3%	(0.2%)	(0.2%)

(5) Combined ratio (%)	101.2%	102.8%	100.4%	(2.4%)	(0.8%)
Underwriting balance ratio (%)	(1.2%)	(2.8%)	(0.4%)	2.4%	0.8%

(6) Automobile
-Net premiums written	2,327	4,658	2,398	—	70
Increase ratio (%)	(1.2%)	(0.2%)	3.0%	3.2%	4.2%
-Underwriting balance ratio (%)	0.6%	(0.7%)	0.9%	1.6%	0.3%
-Loss ratio (%)	65.9%	67.0%	65.7%	(1.3%)	(0.2%)
-Expense ratio (%)	33.5%	33.7%	33.4%	(0.3%)	(0.1%)

(7) Fire
- Net premiums written	480	1,020	507	—	27
Increase ratio (%)	(2.8%)	(0.6%)	5.6%	6.2%	8.4%
-Underwriting balance ratio (%)	20.1%	17.7%	18.9%	1.2%	(1.2%)
-Loss ratio (%)	35.3%	38.7%	37.6%	(1.1%)	2.3%
-Expense ratio (%)	44.6%	43.6%	43.5%	(0.1%)	(1.1%)

(8) Number of employees	9,421	9,346	9,389	43	(32)

(9) Number of agents	39,591	39,411	39,355	(56)	(236)

(Note)

1.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

2.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

3.	Combined ratio = Loss ratio + Expense ratio

4.	Underwriting balance ratio = 100 – Combined ratio

5.	Items shown with % within “Change from FY 2009” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2009, and six months ended September 30, 2009, respectively.

Aioi Insurance Co., Ltd., non-consolidated
(1) Disclosures on Bad Debts
     [Credit Obligations under Risk Management]

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Currently in bankruptcy	0	0	0
Delinquent in payments	24	14	14
Delinquent in payments for 3 months or more	12	10	6
Favorable loan revisions completed	7	15	19

Total	44	41	40
Ratio to balance of loans (%)	1.3%	1.3%	1.3%

Reference: balance of loans	3,399	3,241	3,079

[Results of Self Evaluations]

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

No category	22,661	22,651	21,431

Category II	254	264	369
Category III	12	3	3
Category IV	46	42	82
Total category II-IV	313	309	454

Total	22,975	22,960	21,886

(Note) Figures above are amounts before depreciation (before appropriating valuation loss and impairment loss).
(2) Loss on Devaluation of Securities Due to Impairment

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	—	—	—
Stocks	30	15	67
Foreign securities	3	4	—
Other securities	—	9	0

Total	33	29	67

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated.

Aioi Insurance Co., Ltd., non-consolidated
(3) Impairment of Fixed Assets

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Land	0	1	5
Buildings	0	1	1
Other	—	—	—

Total	1	2	7

(4) Unrealized Profit/losses of Securities

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	108	98	198
Stocks	550	637	201
Foreign securities	(286)	(173)	(329)
Other	(45)	1	(86)

Total	327	563	(16)

(Note)	Above figures show amounts for other securities with fair market value. Other includes monetary claims bought.
(5) Status of Underwriting Operations of Third-sector Insurance (*)

(in hundreds)
	Total number for six months ended		Breakdown of total number for six months
	September 30, 2010		ended September 30, 2010
		Changes from the	Mitsui Sumitomo
		six months ended	Insurance Company,
	Number	September 30, 2009	Limited	Subsidiaries (Note 3)
Number of policies	528	305	520	7

(Note)	Total and respective number of policies for Aioi Insurance Co., Ltd. and its subsidiaries from April, 2010 to September, 2010.

Figures of the subsidiaries are figures of Aioi Life Insurance Company, Limited.

*	Total of medical insurance and cancer insurance (injury insurance and nursing care insurance excluded)
(6) Impact of Natural Disasters

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010
Direct claims paid	7	58	2
Net claims paid	7	56	2
Accrued claims *	3	8	2

(Note)	Above figures are based on natural disasters that occurred during respective fiscal year.

Net claims paid including claims for natural disasters that occurred during the last fiscal year are 7 hundred million yen for six months ended September 30, 2009, 57 hundred million yen for FY 2009, and 7 hundred million yen for six months ended September 30, 2010.

*	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(7) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve

	(Yen in hundred millions)
	Six months ended September 30,						Six months ended September 30,
	2009			FY 2009			2010
Lines	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision
Fire	1,007	106.9%	28	1,039	103.8%	60	1,069	107.3%	29
Marine	44	127.2%	0	45	122.0%	1	46	121.2%	0
Personal accident	350	75.6%	7	356	79.3%	14	363	78.7%	7
Voluntary Auto	665	14.3%	116	477	10.2%	232	327	6.8%	120
Other	278	37.3%	17	290	42.8%	31	297	42.4%	15

Total	2,347	34.3%	170	2,209	32.4%	340	2,103	30.1%	173

(Note)	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance) × 100

Ratio to balance for the interim period is calculated by doubling the net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance)

Provision = Gross provision

Aioi Insurance Co., Ltd., non-consolidated
(8) Status of Reinsurance Underwriting

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance claims	Net reinsurance	Net reinsurance claims
Lines	premiums assumed	paid	premiums assumed	paid

Fire	56	16	69	17
Marine	6	4	4	3
Personal accident	0	1	7	2
Voluntary auto	74	43	128	60
Compulsory auto liability	346	490	362	496
Other	27	34	21	27

Total	511	590	593	607

(9) Status of Ceded Reinsurance

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries

Fire	146	9	129	11
Marine	7	3	6	4
Personal accident	18	8	18	7
Voluntary auto	26	13	25	15
Compulsory auto liability	412	572	421	576
Other	33	11	29	21

Total	645	619	630	637

(Answer to joint questions from the press)
Nissay Dowa General Insurance Co., Ltd., non-consolidated
Supplementary Information to Financial Statements as of September 30, 2010

	(Yen in hundred millions)
	Six months ended
	September 30, 2009	FY 2009	Six months ended September 30, 2010
					Change from six
				Change from FY	months ended
				2009	September 30, 2009

(1) Net premiums written	1,549	3,126	1,509	—	(39)
Increase ratio (%)	(0.5%)	0.6%	(2.6%)	(3.2%)	(2.1%)

(2) Total assets	11,104	11,062	10,686	(375)	(417)

(3) Loss ratio (%)	66.9%	68.8%	70.5%	1.7%	3.6%

(4) Expense ratio (%)	33.2%	33.8%	35.0%	1.2%	1.8%

(5) Combined ratio (%)	100.1%	102.6%	105.5%	2.9%	5.4%
Underwriting balance ratio (%)	(0.1%)	(2.6%)	(5.5%)	(2.9%)	(5.4%)

(6) Automobile -Net premiums written	802	1,606	817	—	14
Increase ratio (%)	0.4%	1.1%	1.8%	0.7%	1.4%
-Underwriting balance ratio (%)	(3.9%)	(7.0%)	(7.7%)	(0.7%)	(3.8%)
-Loss ratio (%)	72.2%	75.1%	75.5%	0.4%	3.3%
-Expense ratio (%)	31.7%	31.9%	32.3%	0.4%	0.6%

(7) Fire - Net premiums written	233	511	187	—	(45)
Increase ratio (%)	11.9%	8.7%	(19.7%)	(28.4%)	(31.6%)
-Underwriting balance ratio (%)	21.2%	20.5%	3.8%	(16.7%)	(17.4%)
-Loss ratio (%)	37.7%	38.7%	46.8%	8.1%	9.1%
-Expense ratio (%)	41.1%	40.9%	49.4%	8.5%	8.3%

(8) Number of employees	4,453	4,445	4,876	431	423

(9) Number of agents	14,791	14,402	13,889	(513)	(902)

(Note) 1.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

2.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

3.	Combined ratio = Loss ratio + Expense ratio

4.	Underwriting balance ratio = 100 – Combined ratio

5.	Items shown with % within “Change from FY 2009” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2009, and six months ended September 30, 2009, respectively.

Nissay Dowa General Insurance Co., Ltd., non-consolidated
(1) Disclosures on Bad Debts

[Credit Obligations under Risk Management]		(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Currently in bankruptcy	0	0	0
Delinquent in payments	2	3	2
Delinquent in payments for 3 months or more	—	—	—
Favorable loan revisions completed	—	0	—

Total	3	3	2
Ratio to balance of loans (%)	0.8%	1.0%	0.8%

Reference: balance of loans	384	366	358

[Results of Self Evaluations]			(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

No category	11,037	10,997	10,644

Category II	63	61	35
Category III	1	1	0
Category IV	1	2	37
Total category II-IV	67	64	73

Total	11,104	11,062	10,718

(Note) Figures for six months ended September 30, 2009 and FY 2009 above are amounts before depreciation and provision after application of accounting for financial instruments and accounting for depreciation on fixed assets.

Figures for six months ended September 30, 2010 above are amounts before depreciation and provision and before application of accounting for financial instruments and accounting for depreciation on fixed assets.

(2) Loss on Devaluation of Securities Due to Impairment

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	—	—	—
Stocks	33	50	31
Foreign securities	0	1	—
Other securities	—	—	—

Total	34	51	31

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated assuming that there is no possibility of recovery of their fair value.

Nissay Dowa General Insurance Co., Ltd., non-consolidated
(3) Impairment of Fixed Assets

(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Land	—	—	—
Buildings	—	—	—
Other	—	—	—

Total	—	—	—

(4) Unrealized Profit/losses of Securities

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010

Bonds	48	41	80
Stocks	820	795	391
Foreign securities	(142)	(103)	(114)
Other	12	19	(11)

Total	738	752	345

(5) Status of Underwriting Operations of Third-sector Insurance

(in hundreds)
	Total number for six months ended		Breakdown of total number for six months ended
	September 30, 2010		September 30, 2010
Mitsui Sumitomo
Insurance Company,
Lines	Number	Changes from FY2009	Limited	Subsidiaries (Note 3)

Number of policies	27	7	27	—

(Note)	Total and respective number of policies for Nissay Dowa General Insurance Co., Ltd. and its subsidiaries from April, 2009 to March, 2010.

*	Total of medical insurance and cancer insurance (injury insurance and nursing care insurance excluded)
(6) Impact of Natural Disasters

	(Yen in hundred millions)
	Six months ended		Six months ended
	September 30, 2009	FY 2009	September 30, 2010
Direct claims paid	11	51	0
Net claims paid	9	43	0
Accrued claims	5	8	0

(Note)	Above figures are based on natural disasters that occurred during respective fiscal year.

Net claims paid including claims for natural disasters that occurred during the last fiscal year are 16 hundred million yen for six months ended September 30, 2009, 52 hundred million yen for FY 2009, and 15 hundred million yen for six months ended September 30, 2010.

*	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(7) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve

	(Yen in hundred millions)
	Six months ended September 30,						Six months ended September 30,
	2009			FY 2009			2010
Lines	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision	Balance	Ratio to balance (%)	Provision
Fire	560	122.7%	9	571	113.9%	20	578	158.7%	7
Marine	79	196.2%	0	80	177.9%	0	79	174.9%	0
Personal accident	155	53.1%	4	146	51.7%	8	145	50.8%	4
Voluntary Auto	119	7.4%	101	92	5.7%	92	41	2.5%	41
Other	226	56.4%	9	235	58.9%	17	242	63.9%	8

Total	1,141	40.8%	124	1,126	39.7%	139	1,087	40.1%	62

(Note)	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance) × 100

Ratio to balance for the interim period is calculated by doubling the net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance)
Provision = Gross provision

Nissay Dowa General Insurance Co., Ltd., non-consolidated
(8) Status of Reinsurance Underwriting

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance claims	Net reinsurance	Net reinsurance claims
Lines	premiums assumed	paid	premiums assumed	paid
Fire	14	7	11	4
Marine	4	3	2	4
Personal accident	0	1	0	1
Voluntary auto	0	0	0	0
Compulsory auto liability	94	134	99	135
Other	28	30	25	10

Total	142	178	140	156

(9) Status of Ceded Reinsurance

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries
Fire	98	25	93	11
Marine	11	7	10	11
Personal accident	6	2	6	2
Voluntary auto	2	0	4	1
Compulsory auto liability	108	139	103	143
Other	165	122	187	118

Total	392	296	406	288

(Answer to joint questions from the press)
Added Figures of Mitsui Sumitomo Insurance, Aioi Insurance and Nissay Dowa General Insurance

	(Yen in hundred millions)
			Six months ended September 30, 2010
					Change from six
	Six months ended			Change from	months ended
	September 30, 2009	FY 2009		FY 2009	September 30, 2009

(1) Net premiums written	11,611	23,104	11,818	—	206
Increase ratio (%)	(4.5%)	(2.4%)	1.8%	4.2%	6.3%

(2) Total assets	95,765	95,015	91,603	(3,412)	(4,162)

(3) Loss ratio (%)	66.8%	69.1%	66.8%	(2.3%)	0.0%

(4) Expense ratio (%)	34.0%	34.7%	34.1%	(0.6%)	0.1%

(5) Combined ratio (%)	100.8%	103.8%	100.9%	(2.9%)	0.1%
Underwriting balance ratio (%)	(0.8%)	(3.8%)	(0.9%)	2.9%	(0.1%)

(6) Automobile
-Net premiums written	5,794	11,631	5,974	—	180
Increase ratio (%)	(1.5%)	(0.3%)	3.1%	3.4%	4.6%
-Underwriting balance ratio (%)	(2.5%)	(4.8%)	(3.6%)	1.2%	(1.1%)
-Loss ratio (%)	69.3%	71.1%	70.7%	(0.4%)	1.4%
-Expense ratio (%)	33.2%	33.7%	32.9%	(0.8%)	(0.3%)

(7) Fire
- Net premiums written	1,590	3,326	1,590	—	(0)
Increase ratio (%)	0.9%	2.0%	(0.0%)	(2.0%)	(0.9%)
-Underwriting balance ratio (%)	20.4%	16.3%	17.0%	0.7%	(3.4%)
-Loss ratio (%)	37.8%	41.2%	40.3%	(0.9%)	2.5%
-Expense ratio (%)	41.8%	42.5%	42.7%	0.2%	0.9%

(8) Number of employees	29,192	28,942	29,267	325	75

(9) Number of agents	95,068	93,740	93,094	(646)	(1,974)

(Note) 1.	Calculated excluding Good Result Return premiums of “ModoRich (original proprietary automobile insurance product of Mitsui Sumitomo Insurance Co., Ltd. which contains a special clause related to premium adjustment and refund at maturity)”.

2.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

4.	Combined ratio = Loss ratio + Expense ratio

5.	Underwriting balance ratio = 100 – Combined ratio

6.	Items shown with % within “Change from FY 2009” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2009, and six months ended September 30, 2009, respectively.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.